SAND TECHNOLOGY INC.

— and—

N. HARRIS COMPUTER CORPORATION

ARRANGEMENT AGREEMENT

October 1, 2013

- ii -

6.4	Amendment	52
6.5	Waiver	52
ARTICLE 7 GENERAL PROVISIONS		52
7.1	Notices	52
7.2	Entire Agreement, Binding Effect and Assignment	53
7.3	Severability	53
7.4	No Third Party Beneficiaries	54
7.5	Time of Essence	54
7.6	Remedies	54
7.7	Expenses	54
7.8	Governing Law	54
7.9	Rules of Construction	55
7.10	Counterparts, Execution	55
7.11	Language	55

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 1, 2013.

BETWEEN:	SAND TECHNOLOGY INC., a corporation existing under the laws of Canada;

(hereinafter, the “Corporation”)

AND:	N. HARRIS COMPUTER CORPORATION, a corporation incorporated under the laws of Ontario;

(hereinafter, the “Purchaser”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1        Definitions

In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acquisition Proposal” means a proposal or offer, oral or written, or the public announcement of an intention to make such a proposal or offer, including any modification after the date hereof of any such proposal or offer, that would have the effect of preventing or frustrating the completion of the Arrangement, including (i) any issuance, sale or acquisition of securities of the Corporation (including convertible securities) or any rights or interests therein, or (ii) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, issuer bid, liquidation or winding-up or similar transaction or sale of Assets, or any transaction being economically or functionally equivalent to any of the foregoing, whether in a single transaction or a series of transactions, in respect of the Corporation or its Subsidiaries involving 20% or more of the consolidated Assets of the Corporation or 20% or more of the outstanding Common Shares, other than the Arrangement and any other transaction involving the Purchaser or any of its Affiliates or shareholders;

“Affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Annual Financial Statements” means the audited consolidated financial statements of the Corporation and its Subsidiaries as at and for the fiscal years ended July 31, 2011 and July 31, 2012 together with the notes thereto and the auditor’s report thereon;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content of Schedule B attached hereto;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Corporation and the Purchaser, acting reasonably;

“Assets” means all of the undertaking, property and assets, of any kind whatsoever, of the Corporation and its Subsidiaries, taken as a whole;

“Assumed Expenses” means those fees, expenses and other amounts set forth in Section 3.1(mm) of the Disclosure Letter and identified as such;

“Australia Corporations Act” means the Corporations Act 2001 (Cth) (Australia);

“Benefit Plans” means any pension or retirement income, benefit, supplemental benefit, health, welfare, medical, dental, disability plans or any other employee compensation or benefit plans, policies, programs or other arrangements (written or oral) and all related agreements and policies with third parties such as trustees or insurance companies (written or oral), which are maintained by or binding upon the Corporation or any of its Subsidiaries with respect to any of their current or former employees, directors, officers or other individuals providing services to the Corporation or any of its Subsidiaries;

“BEST Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 500,000 Common Shares at an exercise price of $0.50 per share, as evidenced by certificates W-1, W-2, and W-3 dated as of September 7, 2011 and respectively registered in the name of B.E.S.T. Total Return Fund Inc., B.E.S.T. Total Active Fund 10 L.P., and B.E.S.T. Active Fund 11 LP;

“Big Data” means large amounts of unstructured data collected over time, including business transactions, e-mail messages, photos, surveillance videos and activity logs, that may not be efficiently analyzed and handled using common structured database management tools;

“Board” means the board of directors of the Corporation;

“Business” means the business carried on by the Corporation and its Subsidiaries as of the date hereof, being primarily the design, development, marketing and support of software products and services that deliver usable business information from Big Data, and that are designed to allow users to make enquiries of large data sets;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the province of Québec or the province of Ontario;

“CBCA” means the Canada Business Corporations Act or its successor legislation and the regulations made thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change of Recommendation” has the meaning ascribed thereto in Paragraph 4.4(a)(iii);

“Circular” means the notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified;

“Common Shares” means the Class A common shares in the share capital of the Corporation;

“Computer Systems” means all servers, devices, routers, switches, communication devices, gateways, disks, racks, network access range expanders, adapters, cards, wireless equipment, connectivity, computer hardware, peripheral equipment, software and firmware, software components, API, software development kits, data, technology infrastructure and other computer systems and services possessed and used by the Corporation or any of its Subsidiaries to receive, store, process or transmit data, to carry on the Business or to carry on its day-to-day operations and affairs;

“Confidentiality Agreement” means the confidentiality agreement dated December 12, 2012 between the Purchaser and the Corporation;

“Contract” means any contract, agreement, license, lease, commitment, understanding or other right or obligation (written or oral) to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or Assets is subject;

“Convertible Debentures” means the 8% secured convertible debentures (face value $900) of the Corporation due December 31, 2017 and convertible into Common Shares at a conversion price of US$0.45 per share issued by the Corporation as part of a private placement of units in April 2008;

“Corporation” has the meaning ascribed thereto on the first page of this Agreement;

“Court” means the Superior Court of Québec;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to Securityholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Developers” has the meaning ascribed to it in Section 3.1(bb)(i);

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Purchaser concurrently with the execution and delivery of this Agreement;

“Dissent Rights” means the rights to dissent in respect of the Arrangement described in the Plan of Arrangement pursuant to Section 190 of the CBCA;

“Effective Date” means the date shown on the Certificate of Arrangement, which date shall be determined in accordance with Section 2.7;

“Effective Time” means 8:30 a.m. (Eastern Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable federal, provincial, state, municipal or local Laws relating in any way to the environment or public, human or occupational health and safety, including any soil and groundwater criteria provided for in a policy of a Governmental Entity;

“Environmental Permits” means all permits, licenses, certificates, certificates of authorization, approvals, registrations, consents or any other authorization required or obtained from any Governmental Entity under any Environmental Laws;

“Escrow Agent” has the meaning ascribed thereto in Paragraph 5.2(o); “Escrow Agreement” has the meaning ascribed thereto in Paragraph 5.2(o); “Escrow Amount” has the meaning ascribed thereto in Paragraph 5.2(o);

“Final Order” means the final order of the Court, in a form acceptable to the Corporation and the Purchaser, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“FINRA” means the Financial Industry Regulatory Authority;

“GAAP” means international financial reporting standards, as set forth in the Handbook published by the Canadian Institute of Chartered Accountants or any successor institute;

“Governmental Consent” has the meaning ascribed thereto in Section 3.1(i);

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any trade or standards association, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above or otherwise, and shall include the Securities Authorities;

“Hazardous Substance” means any substance or material that is prohibited, listed, defined, designated or classified as dangerous, deleterious, hazardous, radioactive, explosive, toxic or a pollutant, waste, residual material or a contaminant under or pursuant to any applicable Environmental Laws, or any other substance or material that when Released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials, urea formaldehyde, foam insulation, toxic mold or radon gas;

“including” means including, without limitation;

“Informatica” means Informatica Software, Limited;

“Intellectual Property” means intellectual property of any nature or kind whatsoever, whether domestic or foreign, including any name, business name, corporate name, fictitious name, trademark (whether registered or unregistered), trademark application, service mark (whether registered or unregistered), service mark application, trademark registration, service mark registration, trade name, brand name, product name, domain name, domain name registration, slogan, trade secret, know-how, invention, patent, patent application, industrial design, industrial design application, industrial design registration, design patent application, design patent (including any reissue, division, continuation, continuation-in-part and extension of any patent or patent application), integrated circuit topography, integrated circuit topography or semiconductor chip application or registration, literary work, artistic work, pictorial work, dramatic work, performance, sound recording, copyright registration, copyright in published and unpublished works (whether registered or not, including copyright in the Software), copyright application, moral right, design, logo, formula, database, technology, data, databases, database layouts, user interfaces, web interfaces, algorithms, architectures, structures, display screens, layouts, development tools, instructions, templates, research and development reports and similar material recording or evidencing expertise or information, all licenses and waivers and benefits of waivers of the foregoing intellectual property rights, all goodwill associated with the foregoing intellectual property, all future income and proceeds from the foregoing intellectual property and all rights to damages and profits by reason of the infringement of any of the foregoing intellectual property;

“Interim Financial Statements” means the unaudited consolidated financial statements of the Corporation and its Subsidiaries as at and for the nine-month periods ended April 30, 2013 and 2012, together with the notes thereto;

“Interim Order” means the interim order of the Court, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, in respect of the Arrangement, as the same may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, judgments, decrees, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; “Laws” include Environmental Laws;

“Lease” has the meaning ascribed thereto in Paragraph 3.1(x);

“Licensed Intellectual Property” has the meaning ascribed thereto in Paragraph 3.1(aa)(ii)(A);

“Material Adverse Effect” means, in respect of the Corporation, a change, effect, event, occurrence, or state of facts, circumstance or development that has, or would reasonably be expected to have, individually or in the aggregate, with other changes, effects, events, occurrences, or states of facts, circumstance or development, an impact that is both material and adverse to the business, operations, Assets, condition (financial or otherwise), liabilities (contingent or otherwise) or results of operations or prospects of the Corporation and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence, or state of facts, circumstance or development:

(a)	relating to the public announcement of the execution of this Agreement or of the transactions contemplated hereby, or the performance of any obligations hereunder;

(b)

relating to general political, economic or financial conditions or the securities markets in North America or to any natural disaster or epidemic or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(c)	relating to changes affecting the industry in which the Corporation and its Subsidiaries carry on their Business;

(d)	relating to any changes in Laws or interpretation thereof by any Governmental Entity or in GAAP; or

(e)

relating to a change in the market trading price or trading volume of the Common Shares (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that the change, effect, event, occurrence or state of facts referred to in clauses (a) to (d) above shall not be excluded from the definition of Material Adverse Effect if it materially, disproportionately and adversely affects the Corporation and its Subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Corporation and its Subsidiaries operate;

“Material Contract” means any Contract:

(a)

under which the Corporation or any of its Subsidiaries is entitled to receive, or is obliged to make, payments on an annual basis in excess of $10,000 in the aggregate or in excess of $10,000 over the term of the Contract;

(b)

under which indebtedness for borrowed money is outstanding or pursuant to which any property or asset of the Corporation or any of its Subsidiaries is mortgaged, pledged or otherwise subject to an Encumbrance (other than a Permitted Encumbrance), or under which the Corporation or any of its Subsidiaries is directly or indirectly liable for the indebtedness, liabilities or obligations of any Person;

(c)	which is a Lease;

(d)

which is a partnership agreement, limited liability company agreement, joint venture, alliance agreement, franchisee or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture;

(e)

that does or purports to limit or otherwise affect or restrict the right of the Corporation or any of its Subsidiaries to engage and operate in any line of business, to solicit any Person or to compete with any Person or operate in any location;

(f)	which, if terminated without the consent of the Corporation or any of its Subsidiaries, would have, or reasonably be expected to have, a Material Adverse Effect;

(g)

that was entered into in the past twelve months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly, of assets or capital stock or other equity interests of another Person, in each case other than in the ordinary and usual course of business and in a manner consistent with past practise;

(h)	that would prevent, delay or impede the Corporation’s ability to consummate the transactions contemplated by this Agreement; or

(i)	which has been filed by the Corporation with Securities Authorities pursuant to Part 12 of Regulation 51-102 respecting Continuous Disclosure Obligations and forming part of the Public Documents;

“material fact” has the meaning ascribed to it under the Securities Act;

“Meeting” means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Montreal Lease” means the lease entered into between the Corporation and Gestion Immobilière Cogeim Inc. dated April 14, 2011 in respect of the premises leased by the Corporation located at 4115 Sherbrooke Street West, Suite 500, Westmount Québec H3Z 1B1, as it may be amended from time to time;

“Open Source Materials” means, collectively, software or other materials that are distributed as “free software” (as defined by the Free Software Foundation), “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org) or under a similar licensing or distribution model (including under a GNU General Public License (GPL), a GNU Lesser General Public License (LGPL), a Mozilla Public License (MPL), a BSD license, an Artistic License, a Netscape Public License, a Sun Community Source License (SCSL), a Sun Industry Standards License (SISL) and an Apache License);

“Options” means any outstanding options under the Stock Option Plan;

“OTCBB” means the OTC Bulletin Board;

“Outside Date” means December 13, 2013 or such later date as may be mutually agreed to in writing by the Parties, subject to the right of each Party to postpone the Outside Date for up to an additional 30 days (in 10-day increments) if the Effective Date is delayed (a) due to the Corporation’s inability, after using its commercially reasonable efforts, to schedule the court hearing for the Interim Order or the Final Order on a date which would allow for the Effective Date to occur by the Outside Date in accordance with the terms of this Agreement; or (b) by any appealable judgment rendered by a court of competent jurisdiction enforceable against the Purchaser or the Corporation, in each case by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is not less than three Business Days prior to the original Outside Date (and any subsequent Outside Date); provided in the case of (b) that such judgment is being appealed, as applicable;

“Owned Intellectual Property” means, collectively, all Intellectual Property that is owned by the Corporation or any of its Subsidiaries;

“Parties” means, collectively, the Corporation and the Purchaser and “Party” means any of them;

“Permitted Encumbrances” means the Encumbrances disclosed in Section 1.1 of the Disclosure Letter;

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and content of Schedule A attached hereto, and any amendments or variations thereto made in accordance with Section 6.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Pre-Authorized Expenses” means those fees, expenses and other amounts set forth in Section 3.1(mm) of the Disclosure Letter and identified as such;

“Private Placement Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 1,071,432 Common Shares at an exercise price of $0.50 per share dated as of January 4, 2011;

“Post-Signing Returns” has the meaning ascribed thereto in Paragraph 4.8(a);

“Public Documents” means all forms, reports, schedules, statements and other documents filed by the Corporation with applicable Securities Authorities since July 31, 2010;

“Purchase Agreement” has the meaning ascribed thereto in Paragraph 5.2(o);

“Purchaser” has the meaning ascribed thereto on the first page of this Agreement;

“Purchaser Material Adverse Effect” means, in respect of the Purchaser, a change, effect, event, occurrence or state of facts that has, or would reasonably be expected to have, individually or in the aggregate, with all other changes, effects, events, occurrences or states of facts, the effect of preventing, restricting or materially delaying the consummation of the transactions contemplated by this Agreement, or materially impairing or delaying the ability of the Purchaser to perform its obligations hereunder or under any agreements relating to the Arrangement;

“Registered Intellectual Property” has the meaning ascribed thereto in Paragraph 3.1(aa)(i)(A);

“Regulation 61-101” means Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment;

“Required Vote” has the meaning ascribed thereto in Paragraph 2.3(b);

“Sand Australia” has the meaning ascribed thereto in Paragraph 3.1(g)(ii);

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means the applicable securities commissions and other securities authorities in Canada and the United States, including the United States Securities and Exchange Commission, OTCBB and FINRA;

“Securities Laws” means the Securities Act and all other applicable Canadian and United States securities Laws, rules, regulations, notices, instruments, orders and published policies thereunder or issued by any of the Securities Authorities;

“Securityholders” means, collectively, the Shareholders and the holders of Options, Warrants and Convertible Debentures;

“Shareholders” means the registered and beneficial holders of Common Shares;

“Shrink Wrapped Software” has the meaning ascribed thereto in Paragraph 3.1(bb)(v);

“Software” means, collectively, the computer programs known by the names listed in Section 3.1(aa)(i)(A) of the Disclosure Letter, including all versions thereof, and all related documentation, manuals, source codes and object codes, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material and documentation related to the said computer programs, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded recorded or written on disk, tape, film, memory, device, paper or other media of any nature or kind whatsoever, all as they exist as at the Effective Date, whether under development or as currently being marketed by the Corporation or any of its Subsidiaries;

“Stock Option Plan” means the Corporation’s 2010 stock option plan;

“Subsidiary” means, with respect to any Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, directly or indirectly (through one or more subsidiaries), by such Person and shall include any body corporate, partnership, joint venture or other entity over which such Person exercises direction or control;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to the Corporation in writing after the date hereof that the Board determines in good faith, after consultation with its financial and legal advisors, (i) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (including any requisite Shareholder approval) and the Person making such Acquisition Proposal; (ii) is not subject to any financing contingency and in respect of which the funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure the Person making the Acquisition Proposal will have the funds necessary for its consummation; (iii) is available to all Shareholders; (iv) is not subject to any due diligence or access condition; and (v) is more favourable to Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Paragraph 4.4(f)), taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the outstanding Common Shares” shall be deemed to be references to “all of the outstanding Common Shares” and references to “20% or more of the consolidated Assets of the Corporation” shall be deemed to be references to “all or substantially all of the consolidated Assets of the Corporation”;

“Supporting Shareholders” means the holders of Common Shares party to the Voting Agreements;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Attributes” means the tax attributes of the Corporation described in Section 3.1(jj) of the Disclosure Letter;

"Tax Credits" has the meaning ascribed thereto in Section 3.1(jj)(xi);

“Taxes” means any and all domestic and foreign federal, state, provincial, territorial, county, municipal, school and local taxes, assessments, reassessments and other governmental charges, duties, impositions, levies, tariffs and liabilities imposed, assessed or collected by any Governmental Entity, including Canada Pension Plan and any other pension plan contributions and premiums, instalments, employment insurance premiums and contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use and occupation, and including goods and services, value added, ad valorem, transfer, franchise, withholding, customs, payroll, recapture, employment, employer health, pension plan, anti-dumping, royalty, license, severance, environmental, stamp, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Tax Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required to be filed with a Governmental Entity with respect to Taxes;

“Termination Agreement” has the meaning set out in 4.1(cc);

“Termination Fee” means an amount of $180,000, payable by the Corporation to the Purchaser in immediately available funds to an account designated by the Purchaser;

“Third Party Programs” has the meaning set out in 3.1(bb)(iv);

“Unregistered Intellectual Property” has the meaning ascribed thereto in Paragraph 3.1(aa)(i)(A); and

“Voting Agreements” means, collectively, the support and voting agreements between the Purchaser and each of the directors and officers of the Corporation and Arthur Ritchie, Irwin Zalcberg, Carol Fiala and Carol Shattner, holding together Common Shares representing approximately 49.42% of all issued and outstanding Common Shares on the date hereof, whereby each such person has agreed, subject to certain conditions, to support the Arrangement.

1.2        Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Paragraphs and Schedules and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Paragraph, Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Paragraphs and Schedules are to Articles, Sections and Paragraphs of, and Schedules to, this Agreement.

1.3        Number and Gender

In this Agreement, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.4        Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5        Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6        Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7        Accounting Matters

Unless otherwise stated all accounting terms used in this Agreement in respect of the Corporation shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with GAAP and past practice.

1.8        Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Corporation, it shall be deemed to refer to the knowledge of Thomas M. O’Donnell, P. Wayne Musselman, George Wicker and Duncan Painter, in their respective capacities as directors of the Corporation and not in their personal capacity, after due inquiry. For greater certainty, an individual will be deemed to have knowledge of a particular fact or matter if (a) such individual is actually aware of such fact or matter, or (b) a prudent individual could be expected to discover or otherwise become aware of such fact or matter in the course of conducting a comprehensive investigation concerning the existence of such fact or matter.

1.9        Schedules

The following Schedules are attached to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Plan of Arrangement

Schedule B	Arrangement Resolution

Schedule C	Employees to Execute Proprietary Rights Agreements

Schedule D	Proprietary Rights Agreements

Schedule E	Confidentiality, Non-Competition and Non-Solicitation Agreements

ARTICLE 2
THE ARRANGEMENT

2.1        Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2        Press Release Announcing the Arrangement

Subject to compliance with Securities Laws, immediately upon the execution of this Agreement, the Corporation and the Purchaser shall jointly issue a mutually agreed press release announcing the entering into of this Agreement and the date of the Meeting, which press release will be satisfactory in form and substance to the Parties, acting reasonably. The Corporation will file such press release, together with a material change report in prescribed form and a copy of this Agreement and the Voting Agreements with all applicable Securities Authorities.

2.3        Interim Order

The Corporation agrees that, as soon as reasonably practicable after the date hereof but in any event in sufficient time to permit the Meeting to be convened in accordance with Paragraph 2.5(a), the Corporation shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be (A) two-thirds of the votes cast on the Arrangement Resolution by holders of Common Shares present in person or represented by proxy at the Meeting; and (B) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding any “interested parties” and certain of their “related parties” or “joint actors”, if any (within the meaning of, and as provided by, Section 8.1 of Regulation 61-101) (the “Required Vote”);

(c)

that, in all other respects, the terms, restrictions and conditions of the articles and by-laws of the Corporation, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	for the grant of the Dissent Rights to the registered Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)	that the Meeting may be adjourned or postponed from time to time by the Corporation without the need for additional approval of the Court.

2.4        Circular

(a)

As promptly as reasonably practicable after the execution and delivery of this Agreement (but in any case no later than five Business Days after the execution and delivery of this Agreement), the Corporation shall prepare and complete the Circular, together with any other documents required to be filed or prepared by the Corporation under Securities Laws or other applicable Laws in connection with the Meeting. The Corporation shall provide the Purchaser and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and will incorporate therein all reasonable comments made by them.

(b)

As promptly as reasonably practicable after obtaining the Interim Order (but in any event no later than five Business Days after receipt thereof), the Corporation shall cause the Circular and other documentation required in connection with the Meeting to be mailed to the Securityholders and filed as required by the Interim Order and applicable Laws, and shall take all measures necessary to abridge the time period contemplated by Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer pursuant to Section 2.20 thereof.

(c)

The Corporation will ensure that the Circular complies with all applicable Laws. Without limiting the generality of the foregoing, the Corporation will ensure that the Circular (i) does not contain any Misrepresentation, (ii) complies with

Regulation 51-102 respecting Continuous Disclosure Requirements and Form 51-102F5 thereunder, and (iii) provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting. The Circular will also include the recommendation of the Board that the Shareholders vote in favour of the Arrangement Resolution (unless such recommendation has been withdrawn, modified or amended in accordance with this Agreement) and a copy of the fairness opinion referred to in Paragraph 3.1(d).

(d)

The Corporation shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Corporation if, at any time before the Effective Time, it becomes aware that the Circular contains any Misrepresentation, or that an amendment or supplement to the Circular is otherwise required under applicable Laws. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, and shall cause the same to be mailed to the Securityholders and filed as required by applicable Laws.

2.5        Meeting

(a)

As promptly as reasonably practicable after the execution and delivery of this Agreement but in any event no later than November 15, 2013, the Corporation shall call and hold the Meeting (after consulting with Purchaser in fixing the date of the Meeting) in accordance with the Interim Order and applicable Laws, and shall not cancel, adjourn or postpone the Meeting without the Purchaser’s prior written consent, except as contemplated by this Agreement or as required for quorum purposes or by Law.

(b)	The Corporation agrees and undertakes to hold the Meeting as contemplated in this Agreement.

(c)

The Meeting shall be conducted by the Corporation in compliance with the Interim Order, articles and by-laws of the Corporation and applicable Laws. The Arrangement Resolution shall be the first matter on the agenda for the Meeting, unless otherwise previously agreed to in writing by the Purchaser. The Corporation hereby confirms that, other than obtaining the Required Vote, no other approval, authorization or action is required from the Securityholders in connection with the transactions contemplated by this Agreement pursuant to applicable Laws, including the CBCA, Regulation 61-101 and Securities Laws.

(d)

Subject to compliance by the directors and officers of the Corporation with their fiduciary duties, the Corporation will use commercially reasonable efforts to solicit from the Securityholders proxies in favour of the approval of the Arrangement Resolution (it being understood that the Corporation will not be required to retain a proxy solicitation agent). The Corporation will advise the Purchaser as it may reasonably request, and on a daily basis on each of the last ten Business Days prior to the Meeting, as to the aggregate tally of the proxies received by the Corporation in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Corporation agrees that the Purchaser may, at any time, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement Resolution.

(e)

The Corporation will promptly advise the Purchaser of any written notice of Dissent Rights exercised or purported to have been exercised by any Shareholder received by the Corporation in relation to the Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by the Corporation and, subject to applicable Laws, any written communications between the Corporation and any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. For greater certainty, the Corporation shall not make any payment or settlement offer, or agree to make any payment or settlement, with respect to Dissent Rights without the prior written consent of the Purchaser.

(f)

The Corporation agrees that its obligations pursuant to this Section 2.5 will not be affected by the commencement, public proposal, public disclosure or communication to the Corporation or any other Person of any Acquisition Proposal (including any Superior Proposal) nor by a Change of Recommendation.

2.6        Final Order

Subject to obtaining the Required Vote, the Corporation shall as soon as reasonably practicable thereafter proceed with and diligently pursue the application to the Court for the Final Order pursuant to Section 192 of the CBCA.

2.7        Articles of Arrangement and Closing Matters

The Articles of Arrangement shall implement the Plan of Arrangement. The Effective Date shall be the third Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date), unless another date is agreed to in writing by the Parties. Closing shall take place at the Montreal offices of McCarthy Tétrault LLP on the Effective Date or at such other place as the Parties shall agree. The Parties shall deliver, in connection with the Arrangement, the Certificate of Arrangement, and such other certificates, resolutions and other customary closing documents as may be required by the Parties, acting reasonably.

2.8        Payment of Consideration

The Purchaser will, no later than immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director, provide the Depositary with funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) in the amount of $3,150,191 plus up to $180,635 if certain amounts are received by the Corporation before the Effective Date as provided in the Plan of Arrangement (representing the aggregate amount of consideration to be paid to Securityholders on the Effective Date pursuant to the Plan of Arrangement and the Pre-Authorized Expenses, but excluding the Assumed Expenses).

2.9        Preparation of Filings and Court Proceedings

(a)

The Parties will cooperate in seeking the Interim Order and the Final Order, including by the Purchaser providing to the Corporation on a timely basis any information required to be supplied by it in connection therewith and by the Corporation providing legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and the Corporation will incorporate therein all reasonable comments made by the Purchaser and its counsel.

(b)

The Corporation will provide legal counsel to the Purchaser, on a timely basis, with copies of any notice of appearance and evidence served on the Corporation or its legal counsel in respect of the application for the Final Order or any appeal therefrom.

(c)

The Corporation will not file any material with the Court in connection with the Arrangement or serve any such material and will not agree to modify or amend materials so filed or served except as contemplated hereby or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed.

(d)

The Parties shall co-operate with each other, and permit each other to provide comments to the extent reasonably practicable, in the preparation of any application for orders, registrations, consents, filings, rulings, exemptions, no- action letters and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its obligations or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(e)

Each of the Parties shall provide to the other Party all information as may be required to implement the transactions and other actions described in this Article 2. Each Party covenants with the other that information to be furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with the Circular, actions or otherwise in connection with the consummation of the Arrangement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(f)

Legal counsel to the Purchaser shall make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Corporation is advised of the nature of such submissions prior to hearing and provides its prior written consent to the Purchaser, such consent not to be unreasonably withheld.

2.10      Public Communications

No Party shall issue any press release or otherwise make public statements or make any filing with any Governmental Entity with respect to the Arrangement or this Agreement without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

2.11      Withholding Rights

Each of the Purchaser, the Corporation or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement to any Securityholder, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to the Securityholder in respect of which such deduction and withholding was made.

2.12      BEST Warrants

The Corporation shall provide the holders of the BEST Warrants with the required notice of event in accordance with the terms of such warrants.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1        Representations and Warranties of the Corporation

The Corporation represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization, Standing and Corporate Power. Each of the Corporation and its Subsidiaries have been amalgamated, incorporated or constituted, as applicable, and is validly existing under the Laws of its jurisdiction of amalgamation, incorporation or constitution, as applicable, and has the corporate power and authority to own its properties and conduct its Business as currently owned and conducted. Each of the Corporation and its Subsidiaries is qualified to do business in each jurisdiction in which the nature of its business or the ownership of its properties or Assets makes such qualification necessary.

(b)

Authority; No Conflict. The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. Except as disclosed in Section 3.1(b) of the Disclosure Letter, the execution and delivery by the Corporation of this Agreement and the completion of the transactions contemplated hereby will not:

	(i)	result in the breach of or violate any term or provision of the articles, by- laws or other constating documents of the Corporation or any of its Subsidiaries;

	(ii)	result in the creation of any Encumbrance upon any of the Assets;

(iii)

require any consent, approval or notice under, conflict with, result in a breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or accelerate or permit the acceleration of the performance required by, any Contracts or result in granting to a third party a right to increase fees or other payments by the Corporation or any of its Subsidiaries or a right to reduce any payments that would otherwise become payable to the Corporation or any of its Subsidiaries, or result in granting to a third party a right of first refusal, first opportunity, or other right or option over the Assets of the Corporation or any of its Subsidiaries, or result in a right of termination, cancellation or acceleration under, or cause any obligation or indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed upon the Corporation or any of its Subsidiaries pursuant to, any Contract; or

	(iv)	violate any terms or provisions of any of the Environmental Permits or Governmental Consents, or any order of any court, Governmental Entity or any applicable Law.

(c)	No Other Sale Agreements. Neither the Corporation nor any of its Subsidiaries is a party to any agreements of any nature for the sale or other disposition of any of its property or Assets.

(d)

Board Approval and Fairness Opinion. The Board has received a written opinion from PricewaterhouseCoopers LLP as to the fairness, from a financial point of view, of the consideration payable to the Shareholders under the Arrangement. The Board, after consultation with its financial and legal advisors has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation and the Shareholders, and has resolved to recommend to the Shareholders that they vote their Common Shares in favour of the Arrangement Resolution. The Board has approved the execution and performance of this Agreement. As of the date hereof, all of the directors of the Corporation have entered into Voting Agreement with the Purchaser and will accordingly vote all Common Shares held by them in favour of the Arrangement Resolution and will accordingly so represent in the Circular.

(e)

Consents and Approvals. Other than the Interim Order and the Final Order and the filing of the Articles of Arrangement, no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required in connection with the Arrangement and the execution and delivery of this Agreement by the Corporation and the completion of the transactions contemplated by this Agreement.

(f)

Capital Structure. The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class B Shares. As at the date hereof, there are 20,835,814 Common Shares outstanding and no Class B Shares outstanding. Section 3.1(f) of the Disclosure Letter sets forth the outstanding number of Options, Private Placement Warrants and BEST Warrants, the holders thereof and the exercise price thereof and the outstanding principal amount of Convertible Debentures and all interest accrued thereon as well as the holders thereof. Except as disclosed in Section 3.1(f) of the Disclosure Letter, as at the date hereof, there are no options, warrants, debentures, conversion privileges or other rights (whether by law or contractual), agreements, arrangements or commitments obligating the Corporation to issue or sell any securities of the Corporation, including any shares of the capital of the Corporation, or any other outstanding securities of the Corporation of any kind. Other than the Stock Option Plan, neither the Corporation nor any of its Subsidiaries has any incentive plan.

(g)	Subsidiaries.

(i)

Except as disclosed in Section 3.1(g)(i) of the Disclosure Letter, the Corporation does not have any Subsidiaries. Neither the Corporation nor any of its Subsidiaries has any ownership interest in any Person (other than securities in the Subsidiaries). The Corporation solely beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Subsidiaries free and clear of all Encumbrances (except for restrictions on transfer contained in the constating documents of its Subsidiaries). All of the issued and outstanding shares in the capital of the Subsidiaries are validly issued, fully paid and non-assessable; there are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for, any shares in the share capital of the Subsidiaries; and there are no Contracts which require any of the Subsidiaries to issue, sell or deliver any shares in its share capital or any securities or obligations convertible into or exchangeable for, any shares of its share capital.

(ii)	Sand Australia.

	(A)	Sand Australia Pty Limited ACN 150 303 745 (“Sand Australia”) has been validly deregistered under section 601AA of the Australia Corporations Act and has ceased to exist.

(B)

At the time Sand Australia was deregistered neither that company nor any of its assets were subject to any Encumbrance and Sand Australia was not a trustee of any trust and did not hold any asset on trust for any third party.

(C)

Except as disclosed in Section 3.1(g)(ii) of the Disclosure Letter, there are no outstanding claims or potential claims arising under or in connection with any insurance cover applicable to Sand Australia and/or its activities, liabilities or obligations.

(D)

Neither the Corporation nor any of its Subsidiaries, nor any of their directors or officers nor any person who was an director or officer of Sand Australia at any time prior to the deregistration of Sand Australia, has any liability for, or in respect of, any of the activities, liabilities or obligations of Sand Australia arising at any time prior to the deregistration of that Company, whether by means of an indemnity, guarantee, or otherwise arising as a matter of law.

	(E)	The Corporation is not aware of any application for, nor any basis for an application for, reinstatement of the registration of Sand Australia under Part 5A.1 of the Australia Corporations Act.

(h)

Shareholder Rights Plan and Shareholders Agreements. The Corporation does not maintain any shareholder rights plan. There are no shareholders, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Corporation or any of its Subsidiaries is a party or, to the knowledge of the Corporation, with respect to the Common Shares or any other equity interests of the Corporation or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Corporation or any of its Subsidiaries.

(i)

Compliance with Laws. The Corporation and the Subsidiaries have conducted and are conducting the Business in compliance with all applicable Laws, other than any non-compliance that would reasonably be expected to have a Material Adverse Effect. The Corporation and each of its Subsidiaries have obtained and currently hold each federal, provincial, state, county, municipal, local or foreign consent, license, permit, grant or other authorization of a Governmental Entity (each a “Governmental Consent”) that is required or necessary to own the Assets and for the operation of the Business and all such Governmental Consents are in full force and effect. The Corporation has not received written or verbal notice of any violation or suspected violation of applicable Laws or failure to obtain or comply with the terms of any Governmental Consent. Section 3.1(i) of the Disclosure Letter sets out a complete list of the Governmental Consents.

(j)

Canadian Securities Legislation. The Corporation is a “reporting issuer” (or the equivalent) under applicable Securities Laws (for greater certainty, in Canada, in the province of Québec only) and is not in default of any material requirements of any applicable Securities Laws, and no delisting, suspension of trading in or cease trading order with respect to the Common Shares or other securities of the Corporation is pending or, to the Corporation’s knowledge, threatened. No inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the Corporation’s knowledge, expected to be implemented or undertaken.

(k)

Disclosure Record. The Corporation has filed with all applicable Securities Authorities true and complete copies of the Public Documents that the Corporation was required to file therewith. The Corporation has not filed any confidential material change report or other confidential document with the Autorité des marchés financiers or any other Securities Authority which, as of the date hereof, remains confidential.

(l)

Public Documents. The Public Documents, at the time filed, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied with the requirements of all applicable Securities Laws.

(m)

Financial Statements. The Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with that of prior periods, are in accordance with the books of account and other records of the Corporation and its Subsidiaries, and, except as disclosed in Section 3.1(m) of the Disclosure Letter, fairly present the consolidated financial position of the Corporation and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (except that such Interim Financial Statements may omit notes which are not required in unaudited financial statements). All indebtedness and liabilities have been reflected therein or in the notes thereto. The Corporation has not engaged in any “off-balance sheet” or similar financing.

(n)

Non-Arm’s Length Transactions. Since July 31, 2012, none of the Corporation or any of its Subsidiaries has entered into or completed any non-arm’s length (within the meaning of the Tax Act) transactions.

(o)

Absence of Certain Changes or Events; No Undisclosed Liabilities. (i) Except as disclosed in Section 3.1(o) of the Disclosure Letter, the Corporation and its Subsidiaries have conducted their respective Businesses in the ordinary course and consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) of the Corporation or its Subsidiaries, on a consolidated basis, has been incurred other than in the ordinary course and consistent with past practice; and (iii) no Material Adverse Effect has occurred.

(p)

Internal Controls. The Corporation has not received any written complaint, allegation, assertion or claim, and is not subject to any inquiry, regarding its accounting or auditing practices or its internal accounting control, including any complaint, allegation, assertion or claim that the Corporation has engaged in questionable accounting or auditing practices or any inquiry related thereto.

(q)

Books and Records. The minute books of the Corporation have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The financial books and records and accounts of the Corporation and those of each of its Subsidiaries have been maintained in accordance with industry practices on a basis consistent with prior years and accurately and fairly reflect the basis for the Corporation’s consolidated financial statements.

(r)

Accounts Receivables. All accounts receivables of the Corporation and each of its Subsidiaries were created in the ordinary course of business, are reflected properly in their respective books and records and are valid and outstanding, except as provided for in the Financial Statements.

(s)

Litigation. There are no suits, claims, actions or proceedings pending or, to the Corporation’s knowledge, threatened against the Corporation or any of its Subsidiaries before any Governmental Entity or arbitral panel or tribunal or which involve or affect the Corporation, any of its Subsidiaries, the securities of the Corporation, the Assets, including the title to, or ownership of any material Assets and, to the Corporation’s knowledge, there are no grounds upon which such actions, suits or proceedings may be commenced with a reasonable likelihood of success. Neither the Corporation nor any of its Subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding.

(t)

Contracts. All Material Contracts to which the Corporation or any of its Subsidiaries is a party or by which any of them or the Assets are bound are listed in Section 3.1(t) of the Disclosure Letter. Neither the Corporation nor any of its Subsidiaries nor, to the Corporation’s knowledge, the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Contract and neither the Corporation nor any of its Subsidiaries has received or given any notice of default or non-renewal under or of any such Contract which remains uncured, and, to the Corporation’s knowledge, there exists no state of facts which after notice or lapse of time or both would constitute a default, breach or non-renewal of such Contract. Each Material Contract is a valid, binding and enforceable Contract and will continue to be so upon the completion of the transactions contemplated by this Agreement, subject to applicable bankruptcy and insolvency laws and to equitable remedies generally. Except as set forth in Section 3.1(t) of the Disclosure Letter, no party to a Contract has provided notice to the Corporation or any of its Subsidiaries that it intends to terminate such Contract or otherwise materially reduce its business with the Corporation or any of its Subsidiaries.

(u)

Product Warranty and Liability. Except as set forth in Section 3.1(u) of the Disclosure Letter, there are no customer claims against the Corporation or any of its Subsidiaries in connection with the products manufactured, sold, leased, licensed or delivered or the services rendered by them, and neither the Corporation nor any of its Subsidiaries has received a notice of an intention of any Person to make any such claim.

(v)

Interest in Assets and Properties. The Corporation or its Subsidiaries together have good and valid title to all of the Assets reflected on the Financial Statements or necessary to operate the Business, free and clear of any Encumbrances except (i) for Assets which were sold or disposed of in the ordinary course of business consistent with past practice since the date of the Financial Statements; and (ii) for Permitted Encumbrances. There are no outstanding agreements, options, offers, commitments or other rights to purchase, or obligations to sell, Assets or rights of the Corporation or any of its Subsidiaries. The tangible Assets owned or leased by the Corporation or any of its Subsidiaries are in good operating condition and repair having regard to the use and age and are adequately suitable for the use to which they are being put. None of such tangible Assets is in need of maintenance or repair, except for normal maintenance or repairs that are not material in nature or in costs.

(w)	Real Property. Neither the Corporation nor any of its Subsidiaries owns or has ever owned any real property.

(x)

Leased Properties. Section 3.1(x) of the Disclosure Letter contains a list of premises currently leased by the Corporation or any of its Subsidiaries. Each real property lease pertaining to leased premises (a “Lease”) has been validly executed and delivered by the Corporation or one of its Subsidiaries and is in full force and effect. There exists no default or event, occurrence, condition or act which, with the giving of notice or the lapse of time or both, would become a default under such Lease which would give the lessor the right to terminate the Lease, charge any increase in rent or require any penalty or similar payment, subject to all rights to cure under such Lease.

(y)

Moveable Property. The Corporation and its Subsidiaries own, are entitled to use or hold all moveable property owned, used or held for use by them. Neither the Corporation nor any of its Subsidiaries’ ownership of or leasehold interest in any such moveable property is subject to any Encumbrances, except for Permitted Encumbrances.

(z)

Insurance. The Corporation and each of its Subsidiaries maintain such policies of insurance, issued by responsible and reputable insurers, as is appropriate, adequate and sufficient for the conduct of Business, in such amounts and covering such risks and with such deductibles as are generally maintained by like businesses. Section 3.1(z) of the Disclosure Letter contains a list of all insurance policies currently in force naming the Corporation or any of its Subsidiaries as an insured. All premiums payable under such insurance policies have been paid and neither the Corporation nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis. All such policies and insurance remain in force and effect and neither the Corporation nor any of its Subsidiaries is in default under the terms of any such policy.

(aa)	Intellectual Property.

(i) Owned Intellectual Property.

(A)

The Corporation and its Subsidiaries own all right, title and interest in and to the Intellectual Property created, developed or acquired by or for them for use in connection with the Business (collectively, the “Owned Intellectual Property”). Section 3.1(aa)(i)(A) of the Disclosure Letter sets forth a complete and correct list of all (a) all material unregistered Owned Intellectual Property (the “Unregistered Intellectual Property”) and (b) all Owned Intellectual Property which has been registered or issued, or for which applications for registrations have been filed, by or on behalf of the Corporation or its Subsidiaries in any jurisdiction (the “Registered Intellectual Property”), and specifies the jurisdictions in which such Registered Intellectual Property has been registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners, together with a list of all of the Corporation’s and its Subsidiaries’ currently marketed software products and an indication as to which, if any, of such software products have been registered for copyright protection with the Canadian Intellectual Property Office, the United States or other relevant foreign copyright office and by whom such items have been registered.

(B)

All of applications, registrations, filings, renewals and payments that are commercially reasonable in order to preserve the rights of the Corporation and its Subsidiaries in and to the Registered Intellectual Property have been duly filed, made, prosecuted, maintained, are in good standing and are recorded in the name of the Corporation or its Subsidiaries, as the case may be.

(C)

The Corporation and its Subsidiaries are the sole and exclusive owners of, with all right, title and interest in and to (free and clear of any Lien except as set forth in Section 3.1(aa)(i)(C) of the Disclosure Letter,) the Owned Intellectual Property, and, save and except for any rights conferred by them upon their licensees pursuant to applicable Contracts, the Corporation and its Subsidiaries have sole and exclusive rights (and are not contractually obligated to pay any compensation, royalty or fee to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Owned Intellectual Property is being used.

(D)

The Owned Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would be reasonably likely to result in its abandonment, opposition, re- examination, rejection, impeachment, cancellation, termination, lapsing, limitation, expungement or unenforceability.

(E)

To the knowledge of the Corporation, there has not been any unauthorized use, disclosure, infringement or misappropriation of the Owned Intellectual Property by any Person nor has any Person breached any Contract relating to the Owned Intellectual Property.

(F)

The Corporation and its Subsidiaries are not in breach of any material term of any Contract relating to the Owned Intellectual Property. Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated in this Agreement nor the consummation of the transactions contemplated hereby or thereby will contravene, conflict with, or result in any limitation on the Corporation’s or its Subsidiaries’ right to own or use any Owned Intellectual Property.

(ii)	Licensed Intellectual Property.

(A)

Section 3.1(aa)(ii)(A) of the Disclosure Letter sets forth a complete and correct list of all material third party Software and other technology and technical information (other than the Third Party Programs described in Section 3.1(bb)(iv) and Section 3.1(bb)(v)) licensed to the Corporation or its Subsidiaries by third parties or which the Corporation or its Subsidiaries otherwise have the right to use (such material, together with the Third Party Programs, the “Licensed Intellectual Property”).

(B)

The Corporation and its Subsidiaries are using or holding the Licensed Intellectual Property with the consent of a license from the owner of, or an entity that has authority to grant licenses to use, such Licensed Intellectual Property.

(C)

The Corporation and its Subsidiaries have, and following the completion of the transactions contemplated in this Agreement will have, the right to use, pursuant to valid licenses, all Licensed Intellectual Property, including in the creation, modification, compilation, operation or support of the Software.

(D)

The Corporation and its Subsidiaries are not in breach of any material term of any Contract relating to the Licensed Intellectual Property. Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated in this Agreement nor the consummation of the transactions contemplated hereby or thereby will contravene, conflict with, or result in any limitation on the Corporation’s or its Subsidiaries’ right to use any Licensed Intellectual Property.

(bb)	Software.

(i)

Developers. Except for Third Party Programs, the Software has been written only by the individuals (the “Developers”) listed in Section 3.1(bb)(i) of the Disclosure Letter, other than components of the Software which, in the aggregate, do not comprise more than 5% of the source code for the current version of any individual Software program, and which, if removed, would not be detrimental to or inhibit the functioning of the Software.

(ii)

Status of Developers. All Developers, at the time they wrote the Software, were employees of the Corporation or of one of its Subsidiaries or they were contractors who assigned their intellectual property rights and who waived any related moral rights in the Software in favour of the Corporation or its Subsidiaries and their successors, assignees and licensees, pursuant to written agreements, and no further consents, assignments, waivers or other actions are required for the Developers’ rights, title and interest to be assigned or transferred to, or otherwise fully vested in, the Corporation or its Subsidiaries free of any Liens other than Permitted Liens.

(iii)

Government Funding. Except as disclosed in Section 3.1(bb)(iii) of the Disclosure Letter, no government funding, facilities of a university or other educational institution or research centre or funding from third parties was used in the development of the Software, and no such entity has any claim or right to or in the Software.

(iv)

Third Party Software. The Software neither contains nor embodies nor uses nor requires any third party software, including development tools and utilities, and the Software, together with the Third Party Programs, contains all materials necessary for the continued maintenance and development of the Software as presently maintained and developed by the Corporation or its Subsidiaries. Except as set forth in Section 3.1(bb)(iv) of the Disclosure Letter, no Open Source Material was or is used in, incorporated into, integrated or bundled with any of the Software. To the extent that Open Source Material was or is used in, incorporated into, integrated or bundled with any of the Software, none of such Open Source Material is compiled together with, or is otherwise used by or incorporated into the Software in a manner that would require any portion of the Software to be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) be redistributable at no charge.

(v)

Third Party Licenses. Except as disclosed in Section 3.1(bb)(v) of the Disclosure Letter, copies of all Contracts for the Third Party Programs have been made available to the Purchaser by the Corporation or its Subsidiaries, except in respect of (i) Third Party Programs that are shrink- wrapped software and that were purchased off-the-shelf by the Corporation or its Subsidiaries in order to be passed through to the Corporation’s or its Subsidiaries’ customers or to be used by the Corporation or its Subsidiaries (hereinafter “Shrink Wrapped Software”) and (ii) Open Source Material (disclosed in Section 3.1(bb)(iv) of the Disclosure Letter) to the extent that the licensing terms governing the use of such Open Source Materials are easily accessible on the Internet. Except as set out in Section 3.1(bb)(iv) of the Disclosure Letter, such Contracts (with the exception of Contracts pertaining to Shrink Wrapped Software and Open Source Software) give the Corporation or its Subsidiaries the right to grant unlimited run-time licenses of the relevant Third Party Program to the customers of the Corporation or its Subsidiaries for the royalties set forth in Section 3.1(bb)(v) of the Disclosure Letter.

(vi)

Object Code. The only object code versions of the Software have been provided to those licensee customers of the Software listed in Section 3.1(bb)(vi) of the Disclosure Letter, and no Person except for such licensee customers have been provided with a copy of the object code of the Software.

(vii)

Source Code. The source code for the Software has not been delivered or made available to any Person and the Corporation and its Subsidiaries have not agreed to or undertaken to or in any other way promised to provide such source code to any Person. The source code (A) is currently stored as set forth in Section 3.1(bb)(vii) of the Disclosure Letter, (B) has remained exclusively under the control and safekeeping of the Corporation or its Subsidiaries and (C) is not in the possession of, or accessible to, any Person who is not a Developer. The transactions contemplated in this Agreement will not entitle any customer to obtain a copy of the source code for the Software, nor will they result in any third party being granted any right with respect to the Software or the Owned Intellectual Property.

(viii)

Custom Code. No custom code developed by or for any third party has been incorporated into the Software and the Corporation’s and its Subsidiaries’ current development plans for the Software do not include the incorporation therein of any custom code developed by or for any third party.

(ix)	Right to Commercialize. Other than the Corporation and its Subsidiaries, no Person has ever been authorized to commercialize the Software.

(x)

Customer Licenses and Other Agreements. Except as set out in Section 3.1(aa)(ii)(A) of the Disclosure Letter, all end-user customers of the Business have non-transferable, non-exclusive, single-site licenses (meaning that the customer is not permitted to use the Software at more than one location without purchasing one or more additional licenses) to use only object code versions of the Software. No Contract for the provision of software maintenance services by the Corporation or its Subsidiaries has a term greater than 12 months, and the Corporation and its Subsidiaries have not agreed with any end-user customer to limit future increases in software maintenance fees or other fees.

(xi)

Software Defects. There are no recurring problems or defects in the Software including bugs, logic errors or failures which could prevent the Software from operating as described in its documentation or specifications.

(xii)

Disabling Devices. The Software does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Software, including time locks or computer viruses.

(xiii)

Development Plans. Section 3.1(bb)(xiii) of the Disclosure Letter accurately describes the current development plans for the Software. The Corporation and its Subsidiaries have made no commitments to release or develop any updates, versions or releases of the Software, except as may be expressly provided for in the applicable Contracts.

(xiv)

Distributors. No Person, including a reseller or original equipment manufacturers, has or had any rights of any nature or kind whatsoever to market, distribute or license the Software. No Person has been guaranteed pricing for the Software other than pursuant to the applicable Contract.

(xv)

No Breach. The Corporation and its Subsidiaries are not in breach of any material term of any license, sublicense or other agreement relating to the Owned Intellectual Property or the Licensed Intellectual Property. Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated in this Agreement nor the consummation of the transactions contemplated hereby or thereby will contravene, conflict with, or result in any limitation on the Corporation’s or its Subsidiaries’ right to own or use any Owned Intellectual Property or Licensed Intellectual Property.

(cc)

Infringement of Intellectual Property. None of the Corporation, its Subsidiaries, the Software or any of the Owned Intellectual Property is infringing, misappropriating or making unlawful use of any Intellectual Property owned by any third party. The Corporation and its Subsidiaries have not received any notice of any actual, alleged, possible or potential infringement, misappropriation or unlawful use by the Corporation or its Subsidiaries, the Software or any of the Owned Intellectual Property of any Intellectual Property owned by any third party. There are no proceedings pending or, to the knowledge of the Corporation, threatened that allege a claim of infringement of any Intellectual Property owned by any third party by the Corporation or its Subsidiaries or any of its products. There are no proceedings pending, or, to the knowledge of the Corporation, threatened, nor has any claim been made against the Corporation that challenges the legality, validity, enforceability or ownership of any item of the Owned Intellectual Property. Except as may be expressly set out in the Contracts, the Corporation and its Subsidiaries have not entered into any agreement to indemnify any other Person against any charge of infringement by the Owned Intellectual Property.

(dd)

Computer Systems. The Computer Systems adequately meet the data processing and other computing needs of the business as presently conducted, and function, operate, process and compute in accordance with all applicable Laws and within their specifications consistent with and subject to all documentation provided with such Computer Systems, without error or defect other than those errors or defects that are at a level or of a type that are normally found or contained in similar or competitive computer systems available generally in the marketplace. The Corporation and its Subsidiaries have adequate measures in place to ensure that the Computer Systems contain appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. The Corporation and its Subsidiaries have and maintain an accurate and confidential listing of all applicable accounts, passwords, encryption algorithms and programs or other access keys required to ensure secure and proper access by the Corporation and its Subsidiaries and their employees to the system programs and data files comprised by the Computer Systems. There have been no successful unauthorized intrusions or material breaches of the security of the Computer Systems.

(ee)

Privacy and Security. The Corporation and its Subsidiaries take appropriate steps to protect the confidentiality, integrity and security of all information stored or contained in, or transmitted by, their Computer Systems, networks and Internet sites from unauthorized or improper access, modification, transmittal or use. To the Corporation’s knowledge, no Person has obtained unauthorized access to information and data that identifies or locates a particular person (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number) in the Corporation’s and its Subsidiaries’ possession, nor has there been any other compromise of the security, confidentiality or integrity of such information or data. The Corporation and its Subsidiaries have complied and is complying with all applicable Laws, industry standards and internal policies relating to privacy, personal data protection, and the collection, processing and use of personal information of any type (whether via electronic means or otherwise). The operation of the Business has not and does not violate in any material respect any right to privacy of any third person, or constitute unfair competition or trade practices under applicable Law.

(ff)

Environmental Permits and Orders. The Corporation and its Subsidiaries have obtained and currently hold all Environmental Permits which are required under all Environmental Laws to own and operate the Business and the Assets, all of which are in full force and effect. Section 3.1(ff) of the Disclosure Letter sets out: (i) all Environmental Permits which are held by the Corporation and its Subsidiaries; and (ii) all remedial orders, to which the Corporation, its Business or its Assets are subject, and copies of the same have been made available to the Purchaser prior to the date hereof.

(gg)	Compliance with Environmental Laws.

(i)

(A) The Corporation and each of its Subsidiaries, their Assets and the operation of their Business are and have always been in material compliance with all Environmental Laws and all Environmental Permits; (B) the Corporation and each of its Subsidiaries possess all Environmental Permits necessary or desirable to operate the Business, as currently conducted; (C) neither the Corporation nor any of its Subsidiaries has received any written notice nor, has received any oral notice that any of its operations, the Business and the Assets are not in compliance with all Environmental Laws and all Environmental Permits; (D) there are no proceedings in progress or threatened, nor are there any facts or circumstances which are expected to result in the cancellation, revocation, suspension, or modification of any Environmental Permit; (E) neither the Corporation nor any of its Subsidiaries has been charged with or convicted of an offence, been fined or otherwise sentenced, or settled any prosecution short of conviction, for non-compliance with or breach of any Environmental Law; and (F) there are no facts or circumstances that give rise to breach or alleged breach of or non- compliance with any Environmental Laws or Environmental Permits.

(ii)

To the knowledge of the Corporation, there is not any presence or Release of any Hazardous Substances (except in compliance with Environmental Laws or Environmental Permits) on, at, in, under or from any of the immovable or real properties currently or previously owned, leased, occupied or operated by the Corporation or any of its Subsidiaries.

(iii)	There are no pending claims, or, to the knowledge of the Corporation, threatened claims, against the Corporation or any of its Subsidiaries arising out of any Environmental Laws.

(hh)	Employment Matters.

(i)

Section 3.1(hh)(i) of the Disclosure Letter contains a list of all employees of the Corporation or any of its Subsidiaries as of the date of this Agreement setting forth the position, status, date of hire, location of employment, compensation and benefits of each employee. All such employees have executed the standard form of employment contract and confidentiality agreement provided or made available to the Purchaser.

(ii)

Except as disclosed in Section 3.1(hh)(ii) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries is a party to any agreement (written or oral) pursuant to which either (A) severance, termination, bonus or any other payments to any director, officer or employee may be required to be paid, waived or renounced as a result of or in connection with the completion of the transactions contemplated by this Agreement; or (B) any employee or consultant who is bound by confidentiality, non- competition or non-solicitation covenants with the Corporation or any of its Subsidiaries is relieved thereof solely as a result of the completion of the transactions contemplated by this Agreement.

(iii)

The Corporation and each of its Subsidiaries are in material compliance with and is in good standing under all applicable Laws relating to its employees and their employment, including provisions thereof relating to employment standards, wages, hours of work, vacation pay, overtime, termination notice, pay in lieu of termination notice, termination and severance pay, human rights, workers’ compensation, manpower training, pay equity, unfair labour practices, collective bargaining, equal opportunity or similar Laws related to employment obligations.

	(iv)	To the knowledge of the Corporation, no key employee of the Corporation or any of its Subsidiaries intends to terminate its employment with the Corporation or its Subsidiaries.

(ii)

Benefit Plans. A list of all Benefit Plans is disclosed in Section 3.1(ii) of the Disclosure Letter and a copy of each Benefit Plan has been provided or made available to the Purchaser. Each Benefit Plan maintained by or binding upon the Corporation or any of its Subsidiaries has been administered in compliance with the terms of such Benefit Plan and all applicable Laws. No Benefit Plan is subject to any funding shortfall. Neither the Corporation nor any of its Subsidiaries has any formal plan or has made a promise or commitment, whether legally binding or not, to create any additional Benefit Plan or to materially improve or change the benefits provided under any Benefit Plan. None of the Benefit Plans provides for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.

(jj)	Tax Matters.

Except as disclosed in Section 3.1(jj) of the Disclosure Letter:

(i)

Each of the Corporation and its Subsidiaries has filed when due all Tax Returns required to be filed by it in accordance with any applicable Law with the appropriate Governmental Entity, and those Tax Returns are true, complete and correct in all material respects.

(ii)

Each of the Corporation and its Subsidiaries has duly and timely paid to the appropriate Governmental Entity all Taxes (including instalments on account of Taxes for the current year) which are due and payable by it under any applicable Law and has provided adequate accruals in the Interim Financial Statements for any Taxes for the period covered by such Interim Financial Statements that have not been paid whether or not shown as being due on any Tax Returns.

(iii)

Since the date of the Interim Financial Statements, no liability in respect of Taxes not reflected in such Interim Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued.

(iv)

Each of the Corporation and its Subsidiaries has duly and timely withheld, deducted and collected the amount of all Taxes and other amounts required under any applicable Laws to be withheld, deducted or collected, and has duly and timely remitted such amounts to the appropriate Governmental Entity.

(v)

There are no actions, suits, proceedings, investigations or claims now pending or threatened against the Corporation or any of its Subsidiaries in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such Governmental Entity.

(vi)

The income Tax liability of the Corporation and each of its Subsidiaries has been assessed by the relevant Governmental Entity in respect of the taxation years of the Corporation and its Subsidiaries ending before the date hereof.

(vii)

Section 3.1(jj) of the Disclosure Letter accurately sets forth for each of the Corporation and its Subsidiaries the jurisdiction where it is required under any applicable Law to file a Tax Return. No Claim has ever been made by a Governmental Entity in a jurisdiction where the Corporation or its Subsidiaries do not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction.

(viii)

None of the Corporation or any of its Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver providing for any extension of time within which any Governmental Entity may assess or collect Taxes for which the Corporation or any of its Subsidiaries is or may be liable, or for the filing of any Tax Return or any payment of Taxes by the Corporation or any of its Subsidiaries.

(ix)

The Corporation and its Subsidiaries are in compliance with section 247 of the Tax Act and any equivalent provision of applicable Law, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among non-arm’s length Persons.

(x)	The Corporation and its Subsidiaries have never paid, and have never been deemed to pay, any dividends.

(xi)

All scientific research and experimental development investment tax credits and all other tax credits ("Tax Credits") were claimed by the Corporation and each of its Subsidiaries in accordance with the Tax Act and any other applicable Tax Law and the Corporation and each of its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such Tax Credits. All refunds of Tax Credits received or receivable by the Corporation and each of its Subsidiaries in any taxation year were claimed in accordance with the Tax Act and any other applicable Tax Law and, at all relevant times, the Corporation and each of its Subsidiaries that claimed refunds of Tax Credits satisfied the relevant criteria and conditions entitling them to claim any such refund.

(xii)	The Tax Attributes of the Corporation on the Effective Date will not be less than the amounts indicated in Section 3.1(jj) of the Disclosure Letter.

(kk)

Banking Information. Section 3.1(kk) of the Disclosure Letter sets forth the name and location (including municipal address) of each bank, trust company or other institution in which either of the Corporation or any of its Subsidiaries has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of each Person holding a power of attorney and a summary of the terms thereof.

(ll)	Conduct of Business. Except as disclosed in Section 3.1(ll) of the Disclosure Letter, since July 31, 2012, the Corporation and each of its Subsidiaries have:

	(i)	not amended their respective articles, by-laws or other governing documents;

(ii)	except for the transactions contemplated herein, conducted the Business in the usual, ordinary and regular course and consistent with past practice;

(iii)	not suffered any Material Adverse Effect;

(iv)

not made any change in their respective accounting principles and practices which are not required by GAAP as theretofore applied including, without limitation, the basis upon which its Assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(v)	not settled any litigation;

(vi)	not sold, leased, transferred or assigned, in one or more transactions, any Assets, tangible or intangible;

(vii)	not made any loan to, or any other investment in, any other person other than the Corporation and its Subsidiaries;

(viii)	not made any capital expenditures, except in the ordinary course of business;

(ix)

not issued, sold or otherwise disposed of any of its share capital, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its share capital other than pursuant to the terms of the Stock Option Plan;

(x)	not declared, set aside or paid any dividend or made any distribution with respect to its share capital (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital;

(xi)

not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance, pension or other plan, contract or commitment (or taken any such action with respect to any other such plan) for the benefit of: (A) any of their respective officers or directors; or (B) any of their respective other employees; and

(xii)	not offered, agreed or committed to do any of the types of actions described in this Paragraph 3.1(ll) (other than Paragraph 3.1(ll)(ii)).

(mm)

Fees and Expenses. Other than those fees, expenses and other amounts set forth in Section 3.1(mm) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries (i) are or will be liable, directly or indirectly, for the fees, commissions or expenses of any broker, finder, investment banker, service provider or other similar agent in connection with the Arrangement; or (ii) owe any amounts or fees to any third party advisors, including for legal, accounting or broker, finder or investment banker services, incurred in connection with the sale or proposed sale of the securities of the Corporation or its Subsidiaries or of the Assets or the Business.

(nn)

Amounts Owing. An aggregate amount of $259,712, excluding any taxes, is due by the Corporation to Informatica in connection with the Runtime Component License Agreement dated October 4, 2011 between the Corporation, the Corporation’s Subsidiaries and Informatica and represents the only amount due and that will be due on the Effective Date by the Corporation to Informatica under any contract, agreement or understanding.

(oo)

Material Facts Disclosed. No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Corporation seeking full information as to the Corporation, its Subsidiaries, the Business and their respective Assets. Without limiting the foregoing, the Corporation is not aware of any change, event or occurrence that has taken place or is pending that cause, or in the future could cause, a Material Adverse Effect, or which could materially increase the costs incurred in operating the Business subsequent to the Effective Date (including any pending or present change in applicable Law or other requirement). No fact or document has been omitted by the Corporation which is of a nature that the Purchaser would not have proceeded with the transactions contemplated by this Agreement, or would have proceeded on different terms and conditions, had such fact or document been known to the Purchaser.

3.2        Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Corporation as follows and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization, Standing and Corporate Power. The Purchaser has been duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own its properties and conduct its businesses as currently owned and conducted.

(b)

Authority; No Conflict. The Purchaser has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. The execution and delivery by the Purchaser of this Agreement and the completion of the transactions contemplated hereby, will not result in a violation, default or breach by the Purchaser of, require any consent, approval or waiver of any party to be obtained by the Purchaser under any provision of (i) its certificate of incorporation, articles or by-laws, (ii) any order of any court of competent jurisdiction or any applicable Law, or (iii) any contract or agreement to which the Purchaser is a party.

(c)

Consents and Approvals. Other than the Interim Order and the Final Order and the filing of the Articles of Arrangement, no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required in connection with the Arrangement and the execution and delivery of this Agreement by the Purchaser.

(d)

Sufficiency of Funds. The Purchaser has sufficient funds on hand to allow it to effect payment in full of the consideration payable under the Plan of Arrangement and the Pre-Authorized Expenses as set out in Section 2.8.

(e)	Investment Canada Act. The Purchaser is Canadian-controlled as determined in accordance with Section 26 of the Investment Canada Act.

3.3        Disclosure Letter

Concurrently with the execution and delivery of this Agreement, the Corporation is delivering to the Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to constitute an integral part of this Agreement and to modify the representations and warranties of the Corporation contained in this Agreement. Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures of the Disclosure Letter must reference or be associated with a particular section in this Agreement, and will not be interpreted to relate to or modify other sections of this Agreement.

3.4        Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of (i) the Effective Time; and (ii) the date on which this Agreement is terminated in accordance with its terms. No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the Parties.

ARTICLE 4
COVENANTS

4.1        Covenants of the Corporation Regarding the Conduct of Business

The Corporation covenants and agrees that it shall, and shall cause its Subsidiaries to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser shall otherwise agree in writing, or except as is otherwise expressly permitted or contemplated by this Agreement or the Plan of Arrangement or expressly permitted or contemplated by the Disclosure Letter, or as otherwise required by applicable Law:

(a)

conduct its Business only in, not take any action except in, and maintain its Assets, properties and facilities only in, the ordinary course of business consistent with past practice (including, for greater certainty, make all filings required by Securities Laws);

(b)

not issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, dispose of or encumber (i) any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities (other than pursuant to the exercise of Options currently outstanding); or (ii) all or any portion of the property and Assets owned by the Corporation or any of its Subsidiaries (other than pursuant to transactions between the Corporation and its Subsidiaries);

(c)	not amend or propose to amend its articles or by-laws;

(d)

not split, consolidate, combine or reclassify any class of securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any class of securities;

(e)	not redeem, purchase or offer to purchase any securities;

(f)

not amend the Stock Option Plan, or adopt or amend any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(g)

maintain insurance on and in respect of the property and Assets owned or leased by the Corporation and any of its Subsidiaries in like kind to, and in an amount not less than the amount of, insurance in respect of such property and Assets in effect on the date hereof;

(h)	preserve intact the Business and the goodwill of the Corporation and its Subsidiaries;

(i)

not take any action that would render, or that may reasonably be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in this Agreement untrue at any time prior to the Effective Time;

(j)	promptly notify the Purchaser of any change that could have a Material Adverse Effect;

(k)	not repay any outstanding indebtedness in excess of an amount of $10,000 except for amounts reserved in the Financial Statements;

(l)

not make any loan, advances or capital contributions to, or investments in, any other Person other than the Corporation’s Subsidiaries or make any loans to any officer or director of the Corporation or any of its Subsidiaries;

(m)	not make capital expenditures from the date hereof to the Effective Date in excess of $10,000 in the aggregate;

(n)	not incur any new indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(o)	not amend any Tax Returns of the Corporation or any of its Subsidiaries or settle or compromise any material federal, national, provincial, foreign, state or local Tax liability;

(p)	not reorganize, amalgamate or merge the Corporation or any of its Subsidiaries with any other Person;

(q)	not reduce the stated capital of the shares of the Corporation or any of its Subsidiaries;

(r)

not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to the Corporation’s Subsidiaries), property transfer or purchase of any property or assets of any other Person (excluding capital expenditures that are referred to in Section 4.1(m));

(s)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Corporation or any of its Subsidiaries;

(t)

not pay, discharge, satisfy or settle any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financial Statements;

(u)	not authorize, recommend or propose any release or relinquishment of any contractual right;

(v)	not enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(w)

not, except as required by GAAP or any applicable Laws, make any changes to the existing accounting practices of the Corporation or its Subsidiaries or make any tax election inconsistent with past practice;

(x)	not terminate the employment of any employee;

(y)

not increase the remuneration or benefits payable or to become payable to its directors, officers or, employees (whether from the Corporation or any of its Subsidiaries); or enter into or modify any employment, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to, any director, officer or employee of the Corporation or any of its Subsidiaries;

(z)	not waive, release, assign, settle or compromise any legal actions or any claim or liability other than in the ordinary course of business consistent with past practice;

(aa)	not enter into any Contract having a value in excess of $10,000;

(bb)	set aside, preserve and not spend the Escrow Amount;

(cc)

comply with the lease termination agreement (the “Termination Agreement”) entered or to be entered into between the Corporation and Gestion Immobilière Cogeim Inc. with the consent of the Purchaser to terminate the Montreal Lease, not pay any amount to the landlord under the Montreal Lease except rent payable thereunder or amounts provided under the Termination Agreement and except for operating expenses for the period ending December 31, 2012 and vacate the premises leased under the Montreal Lease and take any other required actions to ensure that no rent is payable pursuant to the Montreal Lease for the month of November 2013;

(dd)

maintain and preserve the assets and books and records of the Corporation and its Subsidiaries and use its best efforts to agree with the Purchaser on a transition plan for the transfer of the assets and books and records of the Corporation in the event that the premises leased under the Montreal Lease are vacated with the consent of the Purchaser prior to the Effective Date; and

(ee)	not agree or commit to take any of the actions it has agreed not to take in this Section 4.1.

4.2        Covenants of the Corporation Regarding the Arrangement

The Corporation shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Corporation or its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Corporation shall and, where appropriate, shall cause its Subsidiaries to:

(a)	comply with the terms of the Plan of Arrangement, the Interim Order and the Final Order;

(b)

submit the Arrangement Resolution for approval by the Shareholders at the Meeting in accordance with Section 2.5 (even if the Board makes a Change of Recommendation) and, subject to compliance with fiduciary duties, use commercially reasonable efforts to obtain the Required Vote;

(c)

obtain all necessary waivers, consents and approvals required to be obtained by the Corporation or any of its Subsidiaries in connection with the Arrangement from other parties to any Contracts, without (other than in order to satisfy the condition set out in Section 5.2(i)) paying, and without committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party to obtain such waiver, consent or approval without the prior written consent of the Purchaser;

(d)	satisfy (or cause the satisfaction of) the conditions precedents to the extent the same is within their control;

(e)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation or any of its Subsidiaries relating to the Arrangement;

(f)	comply promptly with all requirements which applicable Laws may impose on the Corporation or any of its Subsidiaries with respect to the Arrangement;

(g)

defend all lawsuits or other legal, regulatory or other proceedings against the Corporation or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(h)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Corporation or any of its Subsidiaries or other order which may adversely affect the ability of the Parties to consummate the Arrangement;

(i)	promptly advise the Purchaser orally and in writing:

(i)

of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Corporation contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate;

(ii)

of any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect on the Corporation, or to impair or delay the consummation of the transactions contemplated by this Agreement or the ability of the Corporation to perform its obligations hereunder; and

(iii) of any breach by the Corporation of any covenant or agreement contained in this Agreement;

(j)	take all actions within its control to ensure that the representations and warranties in Section 3.1 remain true and correct as of the Effective Date; and

(k)	not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby.

4.3        Covenants of the Purchaser Regarding the Arrangement

The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	comply with the terms of the Plan of Arrangement, the Interim Order and the Final Order;

(b)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser relating to the Arrangement;

(c)	satisfy (or cause the satisfaction of) the conditions precedents to the extent the same is within its control;

(d)	not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transaction contemplated hereby;

(e)	take all actions within its control to ensure that the representations and warranties in Section 3.2 remain true and correct as of the Effective Date;

(f)	comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the Arrangement;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(h)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Purchaser or other order which may adversely affect the ability of the Parties to consummate the Arrangement;

(i)	promptly advise the Corporation orally and in writing:

(i)

of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Purchaser contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate;

(ii) of any change, effect, event or occurrence which would reasonably be expected to have a Purchaser Material Adverse Effect; and

(iii) of any breach by the Purchaser of any covenant or agreement contained in this Agreement.

4.4	Covenant of the Corporation Regarding Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, the Corporation shall not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information or entering into any form of Contract) any inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)

engage in or otherwise facilitate any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal (provided that, for greater certainty, the Corporation may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined);

(iii)

withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to the Purchaser the approval or recommendation of the Board of this Agreement or the Arrangement (it being understood that a failure to reaffirm its approval or recommendation within three Business Days of a request of the Purchaser to do so, will be considered an adverse modification) or approve or recommend, publicly propose to or publicly state that it intends to approve or recommend, an Acquisition Proposal (each, a “Change of Recommendation”); or

(iv)

accept or enter into, or publicly propose to accept or enter into, any Contract related to any Acquisition Proposal or requiring the Corporation to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees and expenses to any Person in the event that the Corporation completes the transaction contemplated hereby.

(b)

The Corporation will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by the Corporation or any of its directors, officers, employees, representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Corporation, and, in connection therewith, the Corporation will discontinue access to any data rooms (virtual or otherwise) previously provided to any such Person and will request (and exercise all rights it has to require) the return or destruction of all information regarding the Corporation and its Subsidiaries previously provided to any such Person. The Corporation shall not terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party (it being understood that the automatic termination of the standstill provisions of such agreements as a result of entering into or announcing this Agreement shall not be a violation of this Paragraph 4.4(b)). The Corporation shall use its best efforts to enforce any standstill agreement or covenant of any third party which have not expired as of the date hereof.

(c)

From and after the date of this Agreement, the Corporation shall promptly notify (and in any event within 24 hours) the Purchaser, at first orally and then in writing, of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations and any request for non-public information relating to the Corporation or any of its Subsidiaries (whether or not relating to an actual or potential Acquisition Proposal) received by or known by the Corporation’s directors, officers, employees representatives or agents, or any amendments to the foregoing, and provide the Purchaser with a copy of any such proposal, inquiry, offer or expression of interest or request received. Such notice shall include a copy of any written proposal or amendment thereto (together with any document referred to therein) and, if the proposal is not in written form, a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer or request. The Corporation shall promptly inform the Purchaser as to the status, including any change to the terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries by Purchaser with respect thereto.

(d)

Notwithstanding Paragraph 4.4(a) and any other provision of this Agreement, if the Corporation receives a bona fide written Acquisition Proposal that was not solicited after the date hereof, the Board shall be permitted to engage in discussions or negotiations, provide information and otherwise cooperate with and assist the Person making such Acquisition Proposal, if and only to the extent that:

	(i)	the Corporation has provided the Purchaser with the notice required by Paragraph 4.4(c) in respect of such Acquisition Proposal;

(ii)

the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would constitute a breach of its fiduciary duties under applicable Laws;

(iii)

prior to providing any information or data, the Board receives from such Person an executed confidentiality agreement that contains provisions that are not less favourable to the Corporation than those contained in the Confidentiality Agreement and the Corporation sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution; and

(iv)

the Purchaser is provided promptly with a list or description of, or in the case of information that was not previously made available to the Purchaser, copies of, any information provided to such Person.

(e)

Notwithstanding Paragraph 4.4(a) and any other provision of this Agreement, if the Corporation receives a bona fide written Acquisition Proposal that was not solicited after the date hereof, the Board shall be permitted to make a Change of Recommendation, if and only to the extent that:

	(i)	the Corporation has provided the Purchaser with the notice required by Paragraph 4.4(c) in respect of such Acquisition Proposal;

	(ii)	the Corporation has provided the Purchaser with a copy of the Acquisition Proposal documents;

	(iii)	the Meeting has not occurred;

(iv)

the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect a Change of Recommendation would constitute a breach of its fiduciary duties under applicable Laws, and the Corporation has provided the Purchaser with a written notice advising the Purchaser of the Board’s determination and specifying the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non- cash consideration offered under such Acquisition Proposal; and

(v)

five Business Days shall have elapsed from the date the Purchaser received the notice required by clause (iv) above, and, taking into account any revised proposal made by the Purchaser since receipt of such notice, such Acquisition Proposal remains a Superior Proposal.

(f)

During the five Business Day period referred to in Paragraph 4.4(e)(v), the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement, and the Corporation shall cooperate with the Purchaser with respect thereto, including by engaging in good faith negotiations with the Purchaser. The Board will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such amended offer, upon acceptance by the Corporation, would, if consummated in accordance with its terms, result in the Acquisition Proposal no longer being a Superior Proposal. If the Board so determines, the Corporation will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If the Board continues to believe, in good faith, after consultation with its outside legal and financial advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, the Corporation and the Board may make a Change of Recommendation. Each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.4 and shall require a new five Business Day period from the later of the date a copy of such amendment is provided to the Purchaser and the date that the Board determines that the amended Acquisition Proposal constitutes or remains a Superior Proposal.

(g)

In the event that the Corporation provides the notice contemplated by Section 4.4(e)(i) on a date which is less than nine Business Days prior to the Meeting, the Corporation shall be entitled to, and shall upon request from Purchaser, adjourn or postpone the Meeting to a date that is not more than eight Business Days after the date of such notice provided that in any event the Meeting shall be held at least five Business Days prior to the Outside Date.

(h)	Subject to Paragraph 4.4(g), nothing contained in this Section 4.4 shall limit in any way the obligation of the Corporation to convene and hold the Meeting in accordance with Section 2.5 hereof.

(i)

The Corporation will ensure that its officers, directors and key employees and those of its Subsidiaries and any financial advisors or other advisors or representatives retained by it or its Subsidiaries are aware of the provisions of this Section 4.4, and it will be responsible for any breach of this Section 4.4 by such officers, directors, key employees, financial advisors or other advisors or representatives.

(j)

The Board shall promptly reaffirm its recommendation of the Arrangement by way of a press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Board determines that a proposed amendment to the terms of this Agreement would result in the Acquisition Proposal not being a Superior Proposal and the Purchaser has so amended the terms of the Arrangement. The Purchaser and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release.

4.5        Access to Information

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, upon reasonable notice, the Corporation shall, and shall cause its Subsidiaries to afford to the Purchaser and to its officers, employees, agents and representatives full and unrestricted access to current financial information concerning the Corporation, its Subsidiaries and their operations, to their respective officers, employees, agents, properties, books, records, and Contracts. The Purchaser hereby acknowledges and agrees that information furnished pursuant to this Section 4.5 shall be subject to the terms and conditions of the Confidentiality Agreement. The Corporation further agrees that, if a confidentiality agreement is entered into with a third party which contains terms more favourable than those granted to the Purchaser in the Confidentiality Agreement, the more favourable Confidentiality Agreement will be automatically amended to include such terms.

4.6        Insurance and Indemnification

(a)

From and after the Effective Date, the Purchaser shall, and shall cause the Corporation to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the Effective Date by the Corporation or its Subsidiaries pursuant to articles, by-laws and indemnity agreements in existence immediately prior to the Effective Date, for acts or omissions occurring on or prior to the Effective Date (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby), for a period equal to the legal limitation period applicable to such obligations of the Corporation.

(b)

The Corporation shall have the right prior to the Effective Date, to secure prepaid non-cancellable “run-off” directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Corporation and its Subsidiaries covering claims in respect of acts or omissions in their capacity of directors and officers of the Corporation and/or its Subsidiaries occurring on or prior to the Effective Date made within six years following the Effective Date on terms comparable to those contained in the Corporation’s current insurance policies and that are satisfactory to Purchaser, acting reasonably, provided that the applicable premium for each year of coverage under such insurance policies shall not exceed 150% of the annual amount currently paid by the Corporation in respect of its current directors’ and officers’ liability insurance. From and after the Effective Date, the Corporation shall not terminate, cancel or otherwise reduce such directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Corporation and its Subsidiaries. The current and former directors and officers of the Corporation and its Subsidiaries shall pursue payment in full under such insurance coverage prior to pursuing payment from the Corporation, any of its Subsidiaries or the Purchaser pursuant to any indemnity obligations owed to such directors and officers by the Corporation, any of its Subsidiaries or the Purchaser (whether pursuant to the articles and by-laws of the Corporation or its Subsidiaries, pursuant to contract, or otherwise).

(c)

The Purchaser shall provide a direct confirmation of the obligations set forth in this Section 4.6 to the current directors and officers of the Corporation and the Subsidiaries as part of the closing of the Arrangement.

4.7        SEC De-Registration

The Corporation, with the cooperation of the Purchaser, shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Securities Authorities to enable the deregistration of the Common Shares under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, promptly, with effect immediately following the acquisition by the Purchaser of the Common Shares upon completion of the Arrangement.

4.8        Tax Matters

During the period from the date of this Agreement to the Effective Time, the Corporation and its Subsidiaries shall:

(a)

prepare and timely file all Tax Returns required to be filed by them on or before the Effective Time (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws, which Post-Signing Returns shall be submitted to the Purchaser for approval, which shall not be unreasonably withheld or delayed;

(b)	fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; and

(c)

properly reserve (and reflect such reserve in their books and records and financial statements) for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice.

4.9        Resignations

The Corporation shall take all reasonable steps to cause each person who is a director or officer of the Corporation or any of its Subsidiaries, other than such persons as may be designated in writing by the Purchaser, to submit his or her written resignation as a director or officer to the Corporation or its relevant Subsidiary, as the case may be, which will be effective at the Effective Time. The Purchaser shall take all reasonable steps to name at least one director for Sand Technology Deutschland Gmbh on the Effective Date.

ARTICLE 5
CONDITIONS PRECEDENT

5.1        Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual written consent of the Parties:

(a)	the Arrangement Resolution shall have been approved at the Meeting by not less than the Required Vote and in accordance with the Interim Order and applicable Laws;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Corporation or Purchaser, each acting reasonably, on appeal or otherwise;

(c)

no person will have filed any notice of appeal of the Final Order, and no person will have communicated to the Corporation or the Purchaser (orally or in writing) any intention to appeal the Final Order which would make it inadvisable to proceed with the implementation of the Arrangement;

(d)

no judgment, decision, order or decree of a Governmental Entity enforceable against the Purchaser or the Corporation shall have been rendered, and no Law shall have been enacted, promulgated or applied, in either case:

(i)	to enjoin, prohibit or impose material limitations on the Arrangement; or

(ii)	which would materially and adversely affect the ability of the Parties to proceed with the Arrangement;

(e)

there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by this Agreement and that could, if successful, result in an order or ruling that would reasonably be expected to enjoin, prohibit or impose material limitations on the Arrangement; and

(f)	this Agreement shall not have been terminated in accordance with its terms.

5.2        Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):

(a)

the representations and warranties of the Corporation shall be true and correct in all material respects (i) as of the date hereof (other than the representations and warranties contained in Paragraphs 3.1(a) 3.1(b), 3.1(c) 3.1(f) and the last sentence of Paragraph 3.1(m) and the representations qualified by reference to materiality, which shall be true and correct in all respects); and (ii) as of the Effective Time as if made at the Effective Time (except for those expressly stated to speak at or as of a specified date, the accuracy of which shall be determined as of such date), and the Purchaser shall have received a certificate of the Corporation addressed to the Purchaser dated the Effective Date, signed on behalf of the Corporation (on the Corporation’s behalf and without personal liability) by a senior executive officer of the Corporation confirming same as of the Effective Date;

(b)

no Material Adverse Effect shall have occurred since the date hereof, and there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress (or threatened in writing) that, if successful, could result in an order or ruling that would reasonably be expected to have a Material Adverse Effect;

(c)

the Corporation shall have complied with its covenants and obligations under this Agreement and the Purchaser shall have received a certificate of the Corporation addressed to the Purchaser dated the Effective Date, signed on behalf of the Corporation by a senior executive officer of the Corporation (on the Corporation’s behalf and without personal liability), confirming the same as of the Effective Date;

(d)

the Voting Agreements shall have been executed, and none of the Voting Agreements shall have been terminated and none of the Supporting Shareholders shall have breached, in any material respect, any of their covenants, obligations, undertakings, representations or warranties under the Voting Agreements;

(e)

pay-out letters shall have been executed by each Person listed on Schedule 3.1(mm) and by each Convertible Debenture holder in a form satisfactory to the Purchaser, and none of such pay-out letters shall have been terminated, amended or rescinded;

(f)

the time period prescribed for the exercise of Dissent Rights in respect of the Arrangement shall have expired, and Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 5% of the Common Shares then outstanding;

(g)

all waivers, consents and approvals required to be obtained by the Corporation in connection with the Arrangement from the other parties to the Contracts shall have been obtained by the Corporation, without (other than in order to satisfy the condition set out in Section 5.2(i)) the Corporation paying, and without the Corporation committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(h)

no judgment, decision, order or decree of a Governmental Entity enforceable against the Purchaser or the Corporation shall have been rendered, and no Law shall have been enacted, promulgated or applied, in either case:

	(i)	to enjoin, prohibit or impose material limitations on the Arrangement;

	(ii)	which may affect the ability of the Purchaser to use the Tax Attributes; or

	(iii)	which would materially and adversely affect the ability of the Parties to proceed with the Arrangement;

(i)	Purchaser shall have received evidence in form and substance satisfactory to it of the termination of the Montreal Lease and the full release of the Corporation by the landlord thereunder;

(j)

Purchaser shall have received confirmation in form and substance satisfactory to it of the release and discharge of, or undertakings in form and substance satisfactory to it to release and discharge upon the Effective Date, all Encumbrances affecting the Corporation, any of its Subsidiaries or any of the Assets, other than Permitted Encumbrances;

(k)

neither the Corporation nor any of its Subsidiaries will owe any amounts or indebtedness to (a) any financial institution, any of the Corporation’s securityholders or any Person not acting at arm’s length with the Corporation or any of its Subsidiaries (other than the Debentures), or (b) any third party advisors incurred in connection with the sale or proposed sale of the securities of the Corporation or any of its Subsidiaries, the Assets or the Business (including legal and accounting fees), other than such amounts owed to such third party advisors that will be paid on the Effective Date from (and that will thus reduce) the aggregate purchase price payable to Securityholders pursuant to the Plan of Arrangement;

(l)

the employees listed in Schedule C shall have entered into the forms of proprietary rights agreement indicated beside their name in Schedule C as of the Effective Date, substantially in the form of the proprietary rights agreements set out in Schedule D;

(m)

each of Thomas M. O’Donnell, P. Wayne Musselman and George Wicker shall have entered into a confidentiality, non-competition and non-solicitation agreement as of the Effective Date, substantially in the general form of the confidentiality, non-competition and non-solicitation agreement set out in Schedule E and Duncan Painter shall have entered into a separate confidentiality and non-competition agreement as of the Effective Date, substantially in the form of the confidentiality, non-competition agreement identified as such and set out in Schedule E;

(n)

the Purchaser shall have received evidence satisfactory to it of receipt by the Corporation of any amount listed in Appendix A to the Plan of Arrangement and used to calculate the Common Share Cash Consideration (as such term is defined in the Plan of Arrangement) under the Plan of Arrangement;

(o)

in connection with each of the Asset Purchase Agreement (the “Purchase Agreement”) dated October 4, 2011 between the Corporation and Informatica and the Escrow Agreement (the “Escrow Agreement”) dated October 4, 2011 between the Corporation, Informatica and Computershare Trust Company of Canada (the “Escrow Agent”), neither the Escrow Agent nor Informatica shall have delivered written notice to the Corporation of any claim for damages suffered by, imposed upon or asserted against Informatica giving rise to indemnification pursuant to the Purchase Agreement and the full amount held in escrow (and any applicable interest) pursuant to the Escrow Agreement (the “Escrow Amount”) shall have been released and paid to the Corporation;

(p)

the Corporation shall have issued a promissory note, in a form satisfactory to the Purchaser, in an amount equal to the aggregate of all amounts paid by the Purchaser on behalf of the Corporation pursuant to the Plan of Arrangement and this Agreement, including, without limitation, payment for Assumed Expenses, Pre-Authorized Expenses, Options, Convertible Debentures and Private Placement Warrants; and

(q)	the employment of [redacted for privacy purposes] with the Corporation shall have been terminated.

5.3        Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation):

(a)

the representations and warranties of the Purchaser shall be true and correct in all material respects as of the date hereof and as of the Effective Time as if made at the Effective Time (except for those expressly stated to speak at or as of a specified date, the accuracy of which shall be determined as of such date) (other than the representations and warranties contained in Paragraph 3.2(b) which shall be true and correct in all respects) and the Corporation shall have received a certificate of the Purchaser addressed to the Corporation dated the Effective Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser’s behalf and without personal liability) confirming same as of the Effective Date;

(b)

the Purchaser shall have complied with its covenants and obligations under this Agreement and the Corporation shall have received a certificate of the Purchaser addressed to the Corporation dated the Effective Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser’s behalf and without personal liability) confirming the same as of the Effective Date; and

(c)	the Purchaser shall, on the Effective Date, pay the Assumed Expenses.

5.4        Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of each Party, a Certificate of Arrangement is issued.

ARTICLE 6
TERMINATION, AMENDMENT AND WAIVER

6.1	Termination

	(a)	This Agreement may be terminated at any time prior to the Effective Time:

		(i)	by the mutual written agreement of the Parties (and for greater certainty, without further notice to or authorization on the part of Shareholders);

(ii)

by the Purchaser, if the Board makes a Change of Recommendation or if, through the fault of the Corporation, the Arrangement is not, at least 5 Business Days prior to the Outside Date, submitted for the approval of the Shareholders at the Meeting;

(iii)	by either the Purchaser or the Corporation, if the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof);

(iv)

by the Purchaser, if the Purchaser is not in breach of its obligations under this Agreement and (A) any of the representations and warranties of the Corporation herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Paragraph 5.2(a) would not be satisfied, or (B) there has been a breach on the part of the Corporation of any of its covenants or agreements herein such that the condition in Paragraph 5.2(c) would not be satisfied, and in each case such default or incorrectness is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the Outside Date;

(v)

by the Corporation, if the Corporation is not in breach of its obligations under this Agreement and (A) any of the representations and warranties of the Purchaser herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Paragraph 5.3(a) would not be satisfied, or (B) there has been a breach on the part of the Purchaser of any of its covenants or agreements herein such that the condition in Paragraph 5.3(b) would not be satisfied, and in each case such default or incorrectness is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the Outside Date;

(vi)

by either the Purchaser or the Corporation if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law is final, binding and non-appealable; or

(vii)

by either the Purchaser or the Corporation, if the Effective Date has not occurred on or prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Paragraph 6.1(a)(vii) shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to the Outside Date and such action or failure to act constitutes a breach of this Agreement.

6.2        Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 6.1, no Party shall have any further liability to perform its obligations under this Agreement except the obligations set forth in Section 6.3 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Article 6 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3        Termination Fees

(a)

In the event that this Agreement is terminated by the Purchaser pursuant to Paragraph 6.1(a)(ii) (Change of Recommendation or Paragraph 6.1(a)(iv) (Breach of Representations and Warranties, Breach of Covenants), then the Termination Fee shall be paid by the Corporation to the Purchaser within five Business Days after the date of such termination. The Corporation shall not be obliged to make more than one Termination Fee payment pursuant to this Paragraph 6.3(a).

(b)

In the event that this Agreement is terminated by the Purchaser pursuant to Section 6.1, and, (A) prior to such termination, an Acquisition Proposal is made or publicly announced, or any Person publicly announces an intention (whether or not conditional or whether or not withdrawn) to make such an Acquisition Proposal; and (B) within six (6) months of such termination, the Corporation enters into a definitive agreement to complete, or completes, the transactions contemplated by an Acquisition Proposal, then the Termination Fee shall be paid by the Corporation to the Purchaser, on or prior to the earlier of the entering into of the definitive agreement or the completion of the Acquisition Proposal referred to in Paragraph 6.3(b)(B). Notwithstanding the foregoing, the Corporation shall not be obliged to make the Termination Fee payment pursuant to this Paragraph 6.3(b) in the event that the Corporation shall have already made a Termination Fee payment pursuant to Paragraph 6.3(a).

(c)

In the event that the Corporation fails to pay the Termination Fee when due, the Corporation will also pay the costs and expenses, including legal fees, of the Purchaser in connection with the legal action to enforce this Agreement, together with interest on such Termination Fee, commencing on the date that such Termination Fee became due, at a rate equal to 12% per annum.

(d)

The Corporation acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement.

(e)

The Corporation agrees that the payment of the Termination Fee pursuant to this Section 6.3 is in addition to any damages or other payment or remedy to which the Purchaser may be entitled under Section 7.6. The Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full within the prescribed time period, it shall be precluded from any other remedy against the Corporation and shall not seek to obtain any recovery, judgment or damages of any kind against the Corporation or its Subsidiaries in connection with this Agreement, provided, however, that this limitation shall not apply in the event of fraud committed by the Corporation or any of its Subsidiaries or wilful breach by the Corporation of this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Fee).

6.4        Amendment

This Agreement may not be amended, except by written instrument signed by each of the Parties hereto.

6.5        Waiver

At any time on or prior to the Effective Date, any Party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other Party hereto; or (b) waive compliance with any of the obligations, covenants or agreements of the other Party or with any conditions to its own obligations, and in each case only to the extent such obligations, covenants, agreements and conditions are intended for its benefit. For greater certainty, the Corporation cannot waive compliance with Section 4.5.

ARTICLE 7
GENERAL PROVISIONS

7.1        Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent (or on the next Business Day if such a date is not a Business Day or if such delivery or sending occurred after 5:00pm EST) if delivered personally or sent by facsimile or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser:

N. Harris Computer Corporation 1 Antares Drive, Suite 400 Ottawa, Ontario, Canada K2E 8C4

Attention: Jeff Bender, President Fax: 1 (613) 226-3377 Email: jbender@harriscomputer.com with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP Suite 2500 Montréal, QC H3B 0A2

Attention: George Maziotis and Stephanie Lee Fax: 514-875-6246
E-mail: gmaziotis@mccarthy.ca and slee@mccarthy.ca

(b)	if to the Corporation:

SAND Technology Inc. c/o Deloitte & Touche Corporate Finance Canada Inc.
1 Place Ville Marie
Montréal, QC H3B 4T9

Attention: Russell David Fax: 514-390-4109 E-mail: rudavid@deloitte.ca with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP Stock Exchange Tower
800 Square Victoria
Suite 3700, P.O. Box 242 Montréal, QC H4Z 1E9

Attention: Peter Villani Fax: 514-397-7600 E-mail: pvillani@fasken.com

7.2        Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement (including the Schedules hereto), the Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. The Purchaser may assign all or any part of its rights and/or obligations under this Agreement to an Affiliate, provided that the Purchaser shall remain liable solidarily with its assignee for any obligations hereunder. This Agreement shall not otherwise be assignable by either Party without the consent of the other. The Purchaser hereby confirms that it remains bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, notwithstanding that this Agreement may be terminated for any reason whatsoever.

7.3        Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.4        No Third Party Beneficiaries

Except as provided in Section 4.6 (Insurance and Indemnification), this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement. The provisions of Section 4.6 (Insurance and Indemnification) are also intended to be for the benefit of, and will be enforceable by, each individual referred to therein, his or her heirs and successors and his or her legal representatives, and for such purposes, the Corporation is hereby appointed as the trustee with respect to those individuals and the Corporation accepts such appointment.

7.5        Time of Essence

Time shall be of the essence in this Agreement.

7.6        Remedies

Each party acknowledges and agrees that an award of money damages alone would be inadequate for any breach of this Agreement by the other party and any such breach would cause the non-breaching party irreparable harm. Accordingly, the other party agrees that, in the event of any breach or threatened breach of this Agreement by the other party, the non-breaching party may also be entitled to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the non-breaching party.

7.7        Expenses

(a)

Subject to Paragraphs 4.3(k), 6.3(c) and 7.7(b), the Parties agree that all costs and expenses of the Parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

(b)

In addition to the rights of the Purchaser under Paragraph 6.3(a) (Termination Fee), if this Agreement is terminated by the Purchaser or the Corporation pursuant to Paragraph 6.1(a)(iii) (Required Vote), then the Corporation shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer in immediately available funds the reasonable documented expenses of the Purchaser and its Affiliates and shareholders incurred in connection with the transactions contemplated hereby up to a maximum of $250,000.

7.8        Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Quebec and the federal laws of Canada applicable therein (without regard to any principles of conflicts of laws), and shall be construed and treated in all respects as a Quebec contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Quebec in respect of all matters arising under and in relation to this Agreement and the Arrangement.

7.9        Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

7.10      Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

7.11      Language

The Parties hereto have agreed that this Agreement be drawn up in the English language. Les parties aux présentes ont convenu que la présente entente soit rédigée en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SAND TECHNOLOGY INC.

Per:	(s) Thomas M. O’Donnell
Name: Thomas M. O’Donnell
Title: Director

N. HARRIS COMPUTER CORPORATION

Per:	(s) Jeff Bender
Name: Jeff Bender
Title: President / Chief Executive Officer

SCHEDULE A - PLAN OF ARRANGEMENT

(Document filed separately)

SCHEDULE B - ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving SAND Technology Inc. (the “Corporation”), as more particularly described and set forth in the information circular (the “Circular”) of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”), involving the Corporation, the full text of which is set out in Schedule A to the Circular is hereby approved and adopted.

3.

The arrangement agreement dated as of October 1, 2013 (the “Arrangement Agreement”) between the Corporation and N. Harris Computer Corporation and related transactions, the actions of the directors of the Corporation in approving the Arrangement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	The Corporation is hereby authorized to apply for a final order from the Superior Court of Québec to approve the Arrangement Agreement on the terms set forth in the Plan of Arrangement.

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver Articles of Arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement.

7.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C - EMPLOYEES TO EXECUTE PROPRIETARY RIGHTS AGREEMENTS

(Redacted for privacy purposes)

SCHEDULE D - PROPRIETARY RIGHTS AGREEMENTS

(See attached documents)

Proprietary Rights Agreement

I, ____________________________ recognize that SAND Technology Inc. (The “Company”) is engaged in a continuous program of software research and development and the marketing of software products, and that the Company also provides technical support, consultation and training services relating to those software products. I also recognize the importance of protecting the Company’s trade secrets, confidential information and other proprietary information and related rights acquired through the Company’s expenditure of time, effort and money.

Therefore, because I wish to be employed by the Company in a capacity in which I will receive and/or contribute to the Company’s Confidential Information, and in consideration of the salary or wages I will receive from the Company and for my employment by the Company, I agree to be bound by the following terms and conditions:

1.	Definitions

For the purpose of this Agreement:

	(a)	“Confidential Information”includes any of the following:

(i)

any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company’s suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

		(ii)	all Developments (as defined below);

(iii)

information regarding the Company’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

		(iv)	the names of the Company’s clients and the names of the suppliers of computer services and software to the Company, and the nature of the Company’s relationships with these clients and suppliers;

(v)

technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product plans of such clients; and

		(vi)	any other trade secret or confidential or proprietary information in the possession or control of the Company,

but Confidential Information does not include information which is or becomes generally available to the public without my fault or which I can establish, through written records, was in my possession prior to its disclosure to me as a result of my work for the Company.

(b)	“Developments”include all of the following:

(i)

software, documentation, data, designs, reports, flowcharts, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Company; and

	(ii)	inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not,

developed, created, generated or reduced to practice by me, alone or jointly with others, during my employment with the Company or which result from tasks assigned to me by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.

2.	Non-Disclosure of Confidential Information

At all times during and subsequent to the termination of my employment with the Company, I shall keep in strictest confidence and trust the Confidential Information, I shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and I shall not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor shall I copy or reproduce the Confidential Information except as may be absolutely necessary for me to perform my duties for the Company.

3.	Restricted Use of Confidential Information

(a)

At all times during and subsequent to the termination of my employment with the Company, I shall not use the Confidential Information in any manner except as may be absolutely necessary for me to perform my duties for the Company.

(b)

Without limiting my obligations and, pursuant to subsection 3(a), I agree that at all times during and subsequent to the termination of my employment with the Company I shall not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any software which is competitive with any software owned or marketed by the Company.

(c)

Upon the request of the Company, and in any event upon the termination of my contract or the termination of my employment with the Company, I shall immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in my possession or under my control.

4.	Ownership of Confidential Information

(a) I acknowledge and agree that I shall not acquire any right, title or interest in or to the Confidential Information.

(b)

I agree to make full disclosure to the Company of the full content of each Development promptly after its creation. I hereby assign and transfer to the Company, and agree that the Company shall be the exclusive owner of, all of my right, title and interest to each Development and its content throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. I further agree to cooperate fully at all times during and subsequent to my employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. I agree that the obligations in this clause (b) shall continue beyond the termination of my contract with the Company with respect to Developments created during my employment with the Company.

(c)

I agree that the Company, its assignees and their licensees are not required to designate me as the author of any Developments. I hereby waive in whole all moral rights which I may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any product, service, cause or institution.

5.	Protection of Computer Systems and Software

I agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company, including without limitation complying with the obligations set out in the Company’s Computer and Network Protection Rules (collectively, the “Rules”). A copy of the Rules, as currently in effect, is attached as Schedule B to this Agreement. I agree that the Company may unilaterally amend the Rules, and upon their delivery to me such new rules shall form part of this Agreement and will be binding on me. I agree that violation of any of such Rules may be grounds for discipline up to and including immediate dismissal for cause.

6.	No Conflicting Obligations

(a)

I acknowledge and represent to the Company that my performance as an employee of the Company shall not breach any agreement or other obligation to keep confidential the proprietary information of any prior employer of mine or any other third party. I further acknowledge and represent that I am not bound by any agreement or obligation with any third party which conflicts with any of my obligations under this Agreement.

(b)

I represent and agree that I will not bring to the Company, and shall not use in the performance of my work with the Company, any trade secrets, confidential information and other proprietary information of any prior employer of mine or any other third party. I represent and agree that in my work creating Developments I will not knowingly infringe the intellectual property rights, including copyright, of any third party.

(c)

I agree that during the time that I am employed by the Company I shall devote my full working time and attention to the affairs of the Company and I shall not be employed by, or perform services for, otherwise be engaged in any business with, any other entity without the prior written consent of the Company.

7.	Enforcement

I acknowledge and agree that damages may not be an adequate remedy to compensate the Company for any breach of my obligations contained in this Agreement, and accordingly I agree that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of a temporary or permanent injunction to enforce the obligations contained in this Agreement.

8.	General

(a)

This Agreement shall be governed by the laws in force in the Province of Quebec. If any provision of this Agreement is wholly or partially unenforceable for any reason, such unenforceable provision or part thereof shall be deemed to be omitted from this Agreement without in any way invalidating or impairing the other provisions of this Agreement. In this Agreement any reference to a termination of employment shall include termination for any reason whatsoever and with or without cause.

(b)

The rights and obligations under this Agreement shall survive the termination of my service to the Company and shall inure to the benefit of and shall be binding upon (i) my heirs and personal representatives and (ii) the successors and assigns of the Company.

(c)

I declare that I have required that these presents and all other documents related hereto be in the English language. Je déclare que j’ai exigé que la présente convention, de même que tous les documents s’y rapportant, soient rédigés en anglais.

(d)	The following Schedules A and B annexed to and incorporated in this Agreement by reference and are deemed to be part thereof.

Schedule A - List of Works & Inventions
Schedule B - Computer and Network Protection Rules

(Signatures on following page)

I CONFIRM HAVING READ THIS AGREEMENT, UNDERSTANDING IT, HAVING WAIVED MY RIGHT TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS. I acknowledge having received a fully executed copy of this Agreement.

Signed, sealed and delivered
in the presence of:

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

SAND Technology Inc.

Name

Title

Schedule A
List of Works & Inventions

To:        SAND Technology Inc. (“Company”)

The following is a complete list of all works and inventions relative to the subject matter of my service as an employee of the Company that I created prior to my employment by the Company, and which I have not assigned in their entirety to the Company:

[ ]	No works and inventions.

[ ]	See below:

[ ]	Additional sheets attached.

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

Schedule B
Computer and Network Protection Rules

All users (“Users”) of computer equipment: softwares, computers and related systems (collectively, the “Computers”) of SAND Technology Inc. (the “Company”) and the Company’s links to the INTERNET (current and/or future) and subscriptions to on-line services (collectively, the “Networks”), including employees of the Company and consultants and independent contractors performing services for the Company, MUST comply with the following rules. Violation of any of these rules is grounds for discipline up to and including immediate dismissal for cause in the case of employees and termination of consulting contracts in the case of consultants and independent contractors. Violation of these Rules may also subject the User to penalties or proceedings under civil law, copyright law and criminal law.

1.        Users may use the Computers and Networks only for purposes directly related to the User’s work with the Company. Users shall not store or use games or entertainment software on the Computers, nor shall Users download from the Networks into the Computers any “freeware”, “shareware”or any other software, nor shall Users input any information or material into the Computers that is unrelated to the User’s work with the Company.

2.        Only authorized copies of software may be used on the Computers and Users shall not operate on the Computers software which has been copied illegally. Users shall not use the Computers to copy illegal software. Users shall respect the software license and Network subscription agreements entered into by the Company.

3.        Copies of computer software licensed to a User personally, and other computer software not licensed directly by the Company, may only be used on the Computers after approval for such use is obtained from the immediate supervisor. If approved, such software may be used and stored only on the personal computer assigned to the User who is the authorized user of such software.

4.        Appropriate virus protection software must be installed on each personal computer, and must be used whenever new software is being loaded onto a personal computer.

5.        A User may use the Company’s links to the Networks only for purposes directly related to the User’s work with the Company, and no such access to the Networks initiated from the Company’s Computers shall be used for a personal or any other non-Company purpose.

6.        If a User accesses the Networks from the User’s own computer from the User’s home, the User shall not make any reference to the Company in the course of such usage or to the fact that the User is associated with the Company.

7.        Users shall not send sensitive information related to the Company over the Networks given that one risk of doing so is that a recipient may forward the information to numerous others.

8.        Users shall not transmit software or other copyright materials related to the Company over the Networks to third parties, nor shall Users download such materials themselves, except with the prior approval of the President or Vice President, of the Company. Users shall not make or disseminate any defamatory, negligent or other similar statements on the Networks.

9.        Users shall be responsible for using the Computers and Networks in an effective, ethical and lawful manner. Users shall respect the rights and interests of others, as well as privacy and confidentiality.

10.      Users shall take all reasonable steps to protect the integrity and the security of the Computers and the Networks, including software and data. Users shall not access or disclose systems or data, nor shall they destroy or remove software or data, without authorization. Users shall not disclose confidential passwords, access codes, account numbers or other authorization assigned to them. Users shall not misrepresent themselves as another user, nor shall a User change another person’s password without authorization.

USER ACKNOWLEDGEMENT

I HEREBY ACKNOWLEDGE RECEIVING AND READING A COPY OF THESE COMPUTER PROTECTION RULES ON THE DATE INDICATED BELOW AND I AGREE TO BE BOUND BY THEM.

Signature	Date

Name printed

Proprietary Rights Agreement

I, ____________________________recognize that SAND Technology Inc. (The “Company”) is engaged in a continuous program of software research and development and the marketing of software products, and that the Company also provides technical support, consultation and training services relating to those software products. I also recognize the importance of protecting the Company’s trade secrets, confidential information and other proprietary information and related rights acquired through the Company’s expenditure of time, effort and money.

Therefore, because I wish to be employed by the Company in a capacity in which I will receive and/or contribute to the Company’s Confidential Information, and in consideration of the salary or wages I will receive from the Company and for my employment by the Company, I agree to be bound by the following terms and conditions:

1.	Definitions

For the purpose of this Agreement:

	(a)	“Confidential Information”includes any of the following:

(i)

any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company’s suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

		(ii)	all Developments (as defined below);

(iii)

information regarding the Company’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

		(iv)	the names of the Company’s clients and the names of the suppliers of computer services and software to the Company, and the nature of the Company’s relationships with these clients and suppliers;

(v)

technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product plans of such clients; and

		(vi)	any other trade secret or confidential or proprietary information in the possession or control of the Company,

but Confidential Information does not include information which is or becomes generally available to the public without my fault or which I can establish, through written records, was in my possession prior to its disclosure to me as a result of my work for the Company.

(b)	“Developments”include all of the following:

(i)

software, documentation, data, designs, reports, flowcharts, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Company; and

	(ii)	inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not,

developed, created, generated or reduced to practice by me, alone or jointly with others, during my employment with the Company or which result from tasks assigned to me by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.

2.	Non-Disclosure of Confidential Information

At all times during and subsequent to the termination of my employment with the Company, I shall keep in strictest confidence and trust the Confidential Information, I shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and I shall not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor shall I copy or reproduce the Confidential Information except as may be reasonably required for me to perform my duties for the Company.

3.	Restricted Use of Confidential Information

(a)

At all times during and subsequent to the termination of my employment with the Company, I shall not use the Confidential Information in any manner except as reasonably required for me to perform my duties for the Company.

(b)

Without limiting my obligations under subsection 3(a), I agree that at all times during and subsequent to the termination of my employment with the Company I shall not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any software which is competitive with any software owned or marketed by the Company.

(c)

Upon the request of the Company, and in any event upon the termination of my employment with the Company, I shall immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in my possession or under my control.

4.	Ownership of Confidential Information

(a) I acknowledge and agree that I shall not acquire any right, title or interest in or to the Confidential Information.

(b)

I agree to make full disclosure to the Company of each Development promptly after its creation. I hereby assign and transfer to the Company, and agree that the Company shall be the exclusive owner of, all of my right, title and interest to each Development throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. I further agree to cooperate fully at all times during and subsequent to my employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. I agree that the obligations in this clause (b) shall continue beyond the termination of my employment with the Company with respect to Developments created during my employment with the Company.

(c)

I agree that the Company, its assignees and their licensees are not required to designate me as the author of any Developments. I hereby waive in whole all moral rights which I may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any product, service, cause or institution.

5.	Protection of Computer Systems and Software

I agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company, including without limitation complying with the obligations set out in the Company’s Computer and Network Protection Rules (collectively, the “Rules”). A copy of the Rules, as currently in effect, is attached as Schedule B to this Agreement. I agree that the Company may unilaterally amend the Rules, and upon their delivery to me such new rules shall form part of this Agreement and will be binding on me. I agree that violation of any of such Rules may be grounds for discipline up to and including immediate dismissal for cause.

6.	No Conflicting Obligations

(a)

I acknowledge and represent to the Company that my performance as an employee of the Company shall not breach any agreement or other obligation to keep confidential the proprietary information of any prior employer of mine or any other third party. I further acknowledge and represent that I am not bound by any agreement or obligation with any third party which conflicts with any of my obligations under this Agreement.

(b)

I represent and agree that I will not bring to the Company, and shall not use in the performance of my work with the Company, any trade secrets, confidential information and other proprietary information of any prior employer of mine or any other third party. I represent and agree that in my work creating Developments I will not knowingly infringe the intellectual property rights, including copyright, of any third party.

(c)

I agree that during the time that I am employed by the Company I shall devote my full working time and attention to the affairs of the Company and I shall not be employed by, or perform services for, otherwise be engaged in any business with, any other entity without the prior written consent of the Company.

7.	Enforcement

I acknowledge and agree that damages may not be an adequate remedy to compensate the Company for any breach of my obligations contained in this Agreement, and accordingly I agree that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of a temporary or permanent injunction to enforce the obligations contained in this Agreement.

8.	General

(a)

This Agreement shall be governed by the laws in force in the Province of which your main office is located. If any provision of this Agreement is wholly or partially unenforceable for any reason, such unenforceable provision or part thereof shall be deemed to be omitted from this Agreement without in any way invalidating or impairing the other provisions of this Agreement. In this Agreement any reference to a termination of employment shall include termination for any reason whatsoever and with or without cause.

(b)

The rights and obligations under this Agreement shall survive the termination of my service to the Company and shall inure to the benefit of and shall be binding upon (i) my heirs and personal representatives and (ii) the successors and assigns of the Company.

(c)	The following are the schedules annexed to and incorporated in this agreement by reference and are deemed to be part thereof.

Schedule A - List of Works & Inventions
Schedule B - Computer and Network Protection Rules

(Signatures on following page)

I HAVE READ THIS AGREEMENT, UNDERSTAND IT, HAVE WAIVED MY RIGHT TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS. I acknowledge having received a fully executed copy of this Agreement.

Signed, sealed and delivered
in the presence of:

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

SAND Technology Inc.

Name

Title

Schedule A - List of Works & Inventions

To:        SAND Technology Inc. (“Company”)

The following is a complete list of all works and inventions relative to the subject matter of my service as an employee of the Company that I created prior to my employment by the Company, and which I have not assigned in their entirety to the Company:

[ ]	No works and inventions.

[ ]	See below:

[ ]	Additional sheets attached.

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

Schedule B

Computer and Network Protection Rules

All users (“Users”) of the computers and related systems (collectively, the “Computers”) of SAND Technology Inc. (the “Company”) and the Company’s links to the INTERNET (current and/or future) and subscriptions to on-line services (collectively, the “Networks”), including employees of the Company and consultants and independent contractors performing services for the Company, MUST comply with the following rules. Violation of any of these rules is grounds for discipline up to and including immediate dismissal for cause in the case of employees and termination of consulting contracts in the case of consultants and independent contractors. Violation of these Rules may also subject the User to penalties or proceedings under civil law, copyright law and criminal law.

1.        Users may use the Computers and Networks only for purposes directly related to the User’s work with the Company. Users shall not store or use games or entertainment software on the Computers, nor shall Users download from the Networks into the Computers any “freeware”, “shareware” or any other software, nor shall Users input any information or material into the Computers that is unrelated to the User’s work with the Company.

2.       Only authorized copies of software may be used on the Computers and Users shall not operate on the Computers software which has been copied illegally. Users shall not use the Computers to copy illegal software. Users shall respect the software license and Network subscription agreements entered into by the Company.

3.        Copies of computer software licensed to a User personally, and other computer software not licensed directly by the Company, may only be used on the Computers after approval for such use is obtained from the Manager, Software Development of the Company. If approved, such software may be used and stored only on the personal computer assigned to the User who is the authorized user of such software.

4.        Appropriate virus protection software must be installed on each personal computer, and must be used whenever new software is being loaded onto a personal computer.

5.        A User may use the Company’s links to the Networks only for purposes directly related to the User’s work with the Company, and no such access to the Networks initiated from the Company’s Computers shall be used for a personal or any other non-Company purpose.

6.        If a User accesses the Networks from the User’s own computer from the User’s home, the User shall not make any reference to the Company in the course of such usage or to the fact that the User is associated with the Company.

7.        Users shall not send sensitive information related to the Company over the Networks given that one risk of doing so is that a recipient may forward the information to numerous others.

8.        Users shall not transmit software or other copyright materials related to the Company over the Networks to third parties, nor shall Users download such materials themselves, except with the prior approval of the President or Manager, Software Development, of the Company. Users shall not make or disseminate any defamatory, negligent or other similar statements on the Networks.

9.        Users shall be responsible for using the Computers and Networks in an effective, ethical and lawful manner. Users shall respect the rights and interests of others, as well as privacy and confidentiality.

10.      Users shall take all reasonable steps to protect the integrity and the security of the Computers and the Networks, including software and data. Users shall not access or disclose systems or data, nor shall they destroy or remove software or data, without authorization. Users shall not disclose confidential passwords, access codes, account numbers or other authorization assigned to them. Users shall not misrepresent themselves as another user, nor shall a User change another person’s password without authorization.

USER ACKNOWLEDGEMENT

I HEREBY ACKNOWLEDGE RECEIVING AND READING A COPY OF THESE COMPUTER PROTECTION RULES ON THE DATE INDICATED BELOW AND I AGREE TO BE BOUND BY THEM.

Signature	Date

Name printed

Proprietary Rights Agreement

I, ____________________________ recognize that SAND Technology Corporation (The “Company”) is engaged in a continuous program of software research and development and the marketing of software products, and that the Company also provides technical support, consultation and training services relating to those software products. I also recognize the importance of protecting the Company’s trade secrets, confidential information and other proprietary information and related rights acquired through the Company’s expenditure of time, effort and money.

Therefore, because I wish to be employed by the Company in a capacity in which I will receive and/or contribute to the Company’s Confidential Information, and in consideration of the salary or wages I will receive from the Company and for my employment by the Company, I agree to be bound by the following terms and conditions:

1.	Definitions

For the purpose of this Agreement:

	(a)	“Confidential Information” includes any of the following:

(i)

any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company’s suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

		(ii)	all Developments (as defined below);

(iii)

information regarding the Company’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

		(iv)	the names of the Company’s clients and the names of the suppliers of computer services and software to the Company, and the nature of the Company’s relationships with these clients and suppliers;

(v)

technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product plans of such clients; and

		(vi)	any other trade secret or confidential or proprietary information in the possession or control of the Company,

but Confidential Information does not include information which is or becomes generally available to the public without my fault or which I can establish, through written records, was in my possession prior to its disclosure to me as a result of my work for the Company.

(b)	“Developments” include all of the following:

(i)

software, documentation, data, designs, reports, flowcharts, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Company; and

	(ii)	inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not,

developed, created, generated or reduced to practice by me, alone or jointly with others, during my employment with the Company or which result from tasks assigned to me by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.

2.	Non-Disclosure of Confidential Information

At all times during and subsequent to the termination of my employment with the Company, I shall keep in strictest confidence and trust the Confidential Information, I shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and I shall not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor shall I copy or reproduce the Confidential Information except as may be reasonably required for me to perform my duties for the Company.

3.	Restricted Use of Confidential Information

(a)

At all times during and subsequent to the termination of my employment with the Company, I shall not use the Confidential Information in any manner except as reasonably required for me to perform my duties for the Company.

(b)

Without limiting my obligations under subsection 3(a), I agree that at all times during and subsequent to the termination of my employment with the Company I shall not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any software which is competitive with any software owned or marketed by the Company.

(c)

Upon the request of the Company, and in any event upon the termination of my employment with the Company, I shall immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in my possession or under my control.

4.	Ownership of Confidential Information

(a) I acknowledge and agree that I shall not acquire any right, title or interest in or to the Confidential Information.

(b)

I agree to make full disclosure to the Company of each Development promptly after its creation. I hereby assign and transfer to the Company, and agree that the Company shall be the exclusive owner of, all of my right, title and interest to each Development throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. I further agree to cooperate fully at all times during and subsequent to my employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. I agree that the obligations in this clause (b) shall continue beyond the termination of my employment with the Company with respect to Developments created during my employment with the Company.

(c)

I agree that the Company, its assignees and their licensees are not required to designate me as the author of any Developments. I hereby waive in whole all moral rights which I may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any product, service, cause or institution.

5.	Protection of Computer Systems and Software

I agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company, including without limitation complying with the obligations set out in the Company’s Computer and Network Protection Rules (collectively, the “Rules”). A copy of the Rules, as currently in effect, is attached as Schedule B to this Agreement. I agree that the Company may unilaterally amend the Rules, and upon their delivery to me such new rules shall form part of this Agreement and will be binding on me. I agree that violation of any of such Rules may be grounds for discipline up to and including immediate dismissal for cause.

6.	No Conflicting Obligations

(a)

I acknowledge and represent to the Company that my performance as an employee of the Company shall not breach any agreement or other obligation to keep confidential the proprietary information of any prior employer of mine or any other third party. I further acknowledge and represent that I am not bound by any agreement or obligation with any third party which conflicts with any of my obligations under this Agreement.

(b)

I represent and agree that I will not bring to the Company, and shall not use in the performance of my work with the Company, any trade secrets, confidential information and other proprietary information of any prior employer of mine or any other third party. I represent and agree that in my work creating Developments I will not knowingly infringe the intellectual property rights, including copyright, of any third party.

(c)

I agree that during the time that I am employed by the Company I shall devote my full working time and attention to the affairs of the Company and I shall not be employed by, or perform services for, otherwise be engaged in any business with, any other entity without the prior written consent of the Company.

7.	Enforcement

I acknowledge and agree that damages may not be an adequate remedy to compensate the Company for any breach of my obligations contained in this Agreement, and accordingly I agree that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of a temporary or permanent injunction to enforce the obligations contained in this Agreement.

8.	General

(a)

This Agreement shall be governed by the laws in force in the State of which your main office is located. If any provision of this Agreement is wholly or partially unenforceable for any reason, such unenforceable provision or part thereof shall be deemed to be omitted from this Agreement without in any way invalidating or impairing the other provisions of this Agreement. In this Agreement any reference to a termination of employment shall include termination for any reason whatsoever and with or without cause.

(b)

The rights and obligations under this Agreement shall survive the termination of my service to the Company and shall inure to the benefit of and shall be binding upon (i) my heirs and personal representatives and (ii) the successors and assigns of the Company.

(c)	The following are the schedules annexed to and incorporated in this agreement by reference and are deemed to be part thereof.

Schedule A - List of Works & Inventions
Schedule B - Computer and Network Protection Rules

(Signatures on following page)

I HAVE READ THIS AGREEMENT, UNDERSTAND IT, HAVE WAIVED MY RIGHT TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS. I acknowledge having received a fully executed copy of this Agreement.

Signed, sealed and delivered
in the presence of:

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

SAND Technology Corporation

Name

Title

Schedule A - List of Works & Inventions

To:        SAND Technology Inc. (“Company”)

The following is a complete list of all works and inventions relative to the subject matter of my service as an employee of the Company that I created prior to my employment by the Company, and which I have not assigned in their entirety to the Company:

[ ]	No works and inventions.

[ ]	See below:

[ ]	Additional sheets attached.

Witness	Employee (signature)

Name of witness (printed)	Name of employee (printed)

Date

Schedule B

Computer and Network Protection Rules

All users (“Users”) of the computers and related systems (collectively, the “Computers”) of SAND Technology Inc. (the “Company”) and the Company’s links to the INTERNET (current and/or future) and subscriptions to on-line services (collectively, the “Networks”), including employees of the Company and consultants and independent contractors performing services for the Company, MUST comply with the following rules. Violation of any of these rules is grounds for discipline up to and including immediate dismissal for cause in the case of employees and termination of consulting contracts in the case of consultants and independent contractors. Violation of these Rules may also subject the User to penalties or proceedings under civil law, copyright law and criminal law.

1.        Users may use the Computers and Networks only for purposes directly related to the User’s work with the Company. Users shall not store or use games or entertainment software on the Computers, nor shall Users download from the Networks into the Computers any “freeware”, “shareware” or any other software, nor shall Users input any information or material into the Computers that is unrelated to the User’s work with the Company.

2.        Only authorized copies of software may be used on the Computers and Users shall not operate on the Computers software which has been copied illegally. Users shall not use the Computers to copy illegal software. Users shall respect the software license and Network subscription agreements entered into by the Company.

3.        Copies of computer software licensed to a User personally, and other computer software not licensed directly by the Company, may only be used on the Computers after approval for such use is obtained from the Manager, Software Development of the Company. If approved, such software may be used and stored only on the personal computer assigned to the User who is the authorized user of such software.

4.        Appropriate virus protection software must be installed on each personal computer, and must be used whenever new software is being loaded onto a personal computer.

5.        A User may use the Company’s links to the Networks only for purposes directly related to the User’s work with the Company, and no such access to the Networks initiated from the Company’s Computers shall be used for a personal or any other non-Company purpose.

6.        If a User accesses the Networks from the User’s own computer from the User’s home, the User shall not make any reference to the Company in the course of such usage or to the fact that the User is associated with the Company.

7.        Users shall not send sensitive information related to the Company over the Networks given that one risk of doing so is that a recipient may forward the information to numerous others.

8.        Users shall not transmit software or other copyright materials related to the Company over the Networks to third parties, nor shall Users download such materials themselves, except with the prior approval of the President or Manager, Software Development, of the Company. Users shall not make or disseminate any defamatory, negligent or other similar statements on the Networks.

9.        Users shall be responsible for using the Computers and Networks in an effective, ethical and lawful manner. Users shall respect the rights and interests of others, as well as privacy and confidentiality.

10.      Users shall take all reasonable steps to protect the integrity and the security of the Computers and the Networks, including software and data. Users shall not access or disclose systems or data, nor shall they destroy or remove software or data, without authorization. Users shall not disclose confidential passwords, access codes, account numbers or other authorization assigned to them. Users shall not misrepresent themselves as another user, nor shall a User change another person’s password without authorization.

USER ACKNOWLEDGEMENT

I HEREBY ACKNOWLEDGE RECEIVING AND READING A COPY OF THESE COMPUTER PROTECTION RULES ON THE DATE INDICATED BELOW AND I AGREE TO BE BOUND BY THEM.

Signature	Date

Name printed

SCHEDULE E - CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENTS

(See attached documents)

CONFIDENTIALITY AND NON-COMPETITION AGREEMENT
DATED •, 2013
BETWEEN
DUNCAN PAINTER
AND
SAND TECHNOLOGY INC.
AND
N. HARRIS COMPUTER CORPORATION

N. HARRIS COMPUTER CORPORATION

Per: ______________________________

Name:

Title:

SAND TECHNOLOGY INC.

Per: ______________________________

Name:

Title:

DUNCAN PAINTER

Per: ______________________________

Name:

Title:

DOCS 12770124v2A

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT
DATED •, 2013
BETWEEN
[COVENANTOR]
AND
SAND TECHNOLOGY INC.
AND
N. HARRIS COMPUTER CORPORATION

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Confidentiality, Non-Competition and Non-Solicitation Agreement is made as of •, 2013 between [COVENANTOR] (“Covenantor”), an individual residing in the [Province] [State] of •, SAND Technology Inc. (the “Corporation”), a corporation incorporated under the laws of Canada, and N. Harris Computer Corporation (the “Purchaser”), a corporation incorporated under the laws of the Province of Ontario;

W I T N E S S E T H:

WHEREAS the Corporation and the Purchaser entered into an Arrangement Agreement (the “Arrangement Agreement”) dated as of [•], 2013 contemplating an arrangement (the “Arrangement”) of the Corporation pursuant to Section 192 of the Canada Business Corporations Act to implement the acquisition by the Purchaser of all of the issued and outstanding securities of the Corporation;

WHEREAS concurrently with the closing of the Arrangement of the date hereof (the “Closing Date”), Covenantor has resigned as a [director/officer] of the Corporation and/or of one or more of its Subsidiaries;

WHEREAS the Arrangement Agreement provides for the entering into of this Agreement by Covenantor for the benefit of the Corporation and the Purchaser and Covenantor has agreed to abide by the covenants and obligations set forth herein; and

WHEREAS Covenantor acknowledges that: (i) this Agreement is an integral part of the transactions contemplated under the Arrangement Agreement, (ii) Covenantor has received or will receive, directly or indirectly, significant benefit as a result of the completion of such transactions and (iii) the Purchaser is relying on the covenants and acknowledgements given by Covenantor in this Agreement in connection with the consummation of the transactions contemplated by the Arrangement Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms. For the purpose hereof, all capitalized terms contained herein shall have the meanings ascribed to them in the Arrangement Agreement unless otherwise defined below:

	1.1.1	“Agreement” means this Confidentiality, Non-Competition and Non-Solicitation Agreement and all instruments supplemental hereto or in amendment or confirmation hereof;

1.1.2

“Big Data” means large amounts of unstructured data collected over time, including business transactions, e-mail messages, photos, surveillance videos and activity logs, that may not be efficiently analyzed and handled using common structured database management tools;

1.1.3

“Business” means the business carried on by the Corporation and its Subsidiaries as of the date hereof, being primarily the design, development, marketing and support of software products and services that deliver usable business information from Big Data, and that are designed to allow users to make enquiries of large data sets;

1.1.4	“Confidential Information” has the meaning set forth in Section 4.1;

1.1.5	“Customer” means any Person having purchased goods or engaged services from the Corporation in relation to the Business during the 12-month period immediately preceding the Closing Date;

1.1.6

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status;

1.1.7

“Subsidiary” means, with respect to any Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, directly or indirectly (through one or more subsidiaries), by such Person and shall include any body corporate, partnership, joint venture or other entity over which such Person exercises direction or control;

1.1.8	“Supplier” means any Person having supplied goods or services to the Corporation in relation to the Business during the 12-month period immediately preceding the Closing Date.

1.2	Gender and Number. Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa;

1.3

Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and are not to affect its interpretation or construction. The terms “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section or other subdivision; “Article”, “Section” or other subdivision of this Agreement means and refers to the specified Article, Section or other subdivision of this Agreement;

1.4	Extended meaning. In this Agreement the words “including” and “includes” mean “including (or includes) without limitation”;

ARTICLE 2
NON-COMPETITION

2.1

Covenantor hereby agrees that for a period of twelve (12) months beginning on the Closing Date, Covenantor shall not, directly or indirectly, either alone or in conjunction with any other Person, carry on, have any financial or other interest in, advise, lend money to, or guarantee the obligations of, any business carried on in the Province of Québec which is the same or substantially similar to, or which competes with, all or any material part of the Business. Notwithstanding the foregoing, ownership of less than 5% of the securities issued by any publicly-traded entity shall not, in and of itself, constitute a breach of this Section 2.1;

ARTICLE 3
NON-SOLICITATION

3.1	Covenantor hereby agrees that, for a period of twelve (12) months beginning on the Closing Date, Covenantor shall not, directly or indirectly, either alone or in conjunction with any other Person:

	(a)	solicit any Customer or Supplier of the Business, or procure or assist in the soliciting of any such Customer or Supplier for the purpose of competing with the Business;

(b)

solicit, induce or influence or attempt to induce or influence any of the Customers or Suppliers of the Business to discontinue or reduce the extent of the relationship any such Customer or Supplier may have with the Purchaser, the Corporation or any of their respective Subsidiaries or affiliates in connection with the Business or otherwise interfere with such relationship; or

	(c)	recruit, solicit, employ or offer to employ any of the employees of the Purchaser or the Corporation engaged, in whole or in part, in the Business.

ARTICLE 4
CONFIDENTIALITY

4.1

Non-Disclosure of Confidential Information. Covenantor hereby agrees that Covenantor shall not at any time, from and after the date hereof, directly or indirectly, in any capacity whatsoever, disclose, divulge or communicate, nor allow anyone to disclose, divulge or communicate, to any Person, or utilize, nor allow the use of, any confidential or proprietary information of the Corporation or of the Purchaser or any of their respective Subsidiaries or affiliates (the “Confidential Information”), for Covenantor’s personal benefit or for the benefit of any third party. Without limiting the generality of the foregoing, the Confidential Information includes the following to the extent the following relates to the Corporation, the Purchaser, their respective Subsidiaries or affiliates, or the Business: (i) financial statements or other financial information; (ii) market studies, forecasts, and competitive analyses; (iii) pricing policies; (iv) the substance of agreements with Customers and others; (v) marketing or similar arrangements; (vi) servicing and training programs and arrangements; (vii) Customer (whether they be actual or potential) or Supplier (whether they be actual or potential) lists; (viii) information relating to intellectual property related to the Business; and (ix) any other documents embodying Confidential Information relating to the Business.

4.2	The restrictions and obligations under Section 4.1 shall not apply to:

	4.2.1	any Confidential Information that is or becomes generally available to the public other than as a result of a disclosure by Covenantor; or

4.2.2

the extent that Covenantor is required by legal proceedings, judicial or administrative process or timely disclosure requirements of law or stock exchange policies to disclose the Confidential Information; provided, however, that Covenantor provides the Purchaser and the Corporation with prompt notice of such requirement and an opportunity to obtain a protective order or other measure to protect or limit the disclosure to the extent possible. Covenantor agrees to cooperate with Purchaser’s and the Corporation’s efforts to obtain such a protective order or other measure. If, failing the obtaining of a protective order or other measure by the Purchaser or the Corporation, such disclosure is required, Covenantor will use reasonable efforts to ensure that the disclosure will be afforded confidential treatment.

ARTICLE 5
ACKNOWLEDGEMENTS AND AGREEMENTS

5.1	Covenantor acknowledges and agrees that:

(i)

all restrictions contained in this Agreement (including, without limitation, the restrictions as to time and geography) are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation and the Purchaser are hereby waived;

(ii)	the Business is carried on throughout the Province of Québec;

(iii)

the reputation of the Corporation in the industry and its relationship with its Customers and Suppliers are the result of hard work, diligence and perseverance on behalf of the Corporation over an extended period of time;

(iv)

the nature of the Business is such that the on-going relationship between the Corporation and its Customers and Suppliers is material and has a significant effect on the ability of the Corporation to continue the operations of the Business; and

(v)

any breach on Covenantor’s part of any of the covenants set forth in this Agreement can cause the Corporation, the Purchaser and their respective Subsidiaries and affiliates irreparable damages, and further agrees that each of the Corporation and the Purchaser shall have the right to institute injunctive proceedings against Covenantor in addition to and without prejudice to any of the rights, claims, or recourses that each of the Corporation and the Purchaser may have for damages.

ARTICLE 6
MISCELLANEOUS

6.1

Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing in the English language and personally delivered or sent by commercial courier or registered mail, return receipt requested, postage prepaid, or if sent by facsimile transmission with confirmation of receipt addressed as follows or to such other address as the parties hereto shall have given notice of pursuant hereto:

(a)	to the Purchaser or the Corporation:

N. Harris Computer Corporation c/o Harris Computer Systems 1 Antares Drive, Suite 400 Ottawa, Ontario K2E 8C4

Attention: Jeff Bender, Chief Executive Officer Facsimile: (613) 226-3377

with a copy (but which shall not constitute notice) to:

McCarthy Tétrault LLP
1000 De La Gauchetière St. West, Suite 2500 Montreal, Quebec H3B 0A2

Attention: George Maziotis, Partner Facsimile: (514) 875-6246

(b)	to Covenantor:

[•]

Attention: [•] Facsimile: [•]

with a copy (but which shall not constitute notice) to:

[•]

Attention: [•] Facsimile: [•]

6.2

Waiver. No waiver, whether by conduct or otherwise, of any provision of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the party hereto to be bound by the waiver.

6.3

Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein without reference to any rules of conflict of laws.

6.4

Consent to Jurisdiction and Venue; Service of Process. Any action or proceeding to enforce or arising out of this Agreement may be commenced in the courts having jurisdiction in and for the City of Montreal, Québec, and the Purchaser, the Corporation and Covenantor consent and submit in advance to such jurisdiction and agree that venue will be proper in such courts on any such matter. The choice of forum set forth in this section shall not be deemed to preclude the enforcement of any judgment obtained in such forum or the taking of any action under this Agreement to enforce the same, in any appropriate jurisdiction.

6.5	Amendments. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

6.6

Severability. Any article, section, or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof.

6.7	Cumulative Remedies. The rights and remedies available to a party hereto under the terms of this Agreement or recognized by law may be exercised cumulatively and are not alternatives.

6.8

Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and merges or supersedes all prior discussions, proposals, offers and agreements, if any, with respect thereto, and there are no understandings, representations or warranties of any kind with respect to the subject matter hereof except as set forth herein. If there are conflicting terms as to the subject matter hereof between this Agreement and any other agreement in effect as of the effective date of this Agreement, then the terms of this Agreement shall prevail.

6.9

Successors and Assigns. This Agreement shall become effective when executed by Covenantor, the Corporation and the Purchaser and after that time shall be binding upon and enure to the benefit of Covenantor, the Corporation and the Purchaser and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assignable or transferable by Covenantor. For greater certainty, the parties hereto agree and acknowledge that the Corporation and the Purchaser may freely assign this Agreement and any and all of their respective rights and obligations hereunder.

6.10

Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set out above.

N. HARRIS COMPUTER CORPORATION

Per:   _______________________________________

Name:

Title:

SAND TECHNOLOGY INC.

Per:   _______________________________________

Name:

Title:

[COVENANTOR]

Per:   _______________________________________

Name:

Title:

[Signature page to that certain Confidentiality, Non-Competition and Non-Solicitation Agreement dated [•] between SAND Technology Inc., [Covenantor] and N. Harris Computer Corporation]